 As filed with the Securities and Exchange Commission on February 3, 2000

                                                Registration No. 333-95261

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                   FORM S-3

                             AMENDMENT NO. 1

                                    TO
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                --------------

                      AMERICAN SUPERCONDUCTOR CORPORATION
            (Exact name of registrant as specified in its charter)

               DELAWARE                              04-2959321
    (State of other jurisdiction of     (I.R.S. employer identification No.)
    incorporation or organization)

                             TWO TECHNOLOGY DRIVE
                       WESTBOROUGH, MASSACHUSETTS 01581
                                (508) 836-4200
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                --------------

                               GREGORY J. YUREK
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      AMERICAN SUPERCONDUCTOR CORPORATION
                             Two Technology Drive
                       Westborough, Massachusetts 01581
                                (508) 836-4200
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                          Copy of Communications to:

              PATRICK J. RONDEAU, ESQ.                            WINTHROP B. CONRAD, JR., ESQ.
                 HALE AND DORR LLP                                    DAVIS POLK & WARDWELL
                  60 State Street                                     450 Lexington Avenue
            Boston, Massachusetts 02109                             New York, New York 10017
                   (617) 526-6000                                        (212) 450-4000

                                --------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement. [_]
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

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
                                                                                Proposed
                                                   Proposed maximum             maximum
   Title of each class of      Amount to be       offering price per           aggregate                Amount of
securities to be registered   registered (1)           share (2)           offering price (2)     registration fee (3)
----------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par
 value.....................     3,450,000              $26.8125               $92,503,125                $24,421

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(1)  Includes 450,000 shares which the underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

(3)  This amount has already been paid.

                                --------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+The information in this prospectus is not complete and may be changed without +
+notice. American Superconductor may not sell these securities until the       +
+registration statement filed with the Securities and Exchange Commission is + +effective. This prospectus is not an offer to sell these securities, and + +American Superconductor is not soliciting offers to buy these securities, in +
+any state where the offer or sale is not permitted.                           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Prospectus (Not Complete)

Issued February 3, 2000

                             3,000,000 Shares


American Superconductor LOGO Appears Here

                                  Common Stock

                                  -----------

  American Superconductor Corporation is offering 3,000,000 shares of common stock in a firmly underwritten offering.

                                  -----------

  Our common stock is traded on the Nasdaq National Market under the symbol "AMSC." On February 2, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $27 1/8 per share.

                                  -----------

  Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 7.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
Offering Price..................................................   $       $
Discounts and Commissions to Underwriters.......................   $       $
Offering Proceeds to Company....................................   $       $

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  American Superconductor Corporation has granted the underwriters the right to purchase up to 450,000 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. Banc of America Securities LLC expects to deliver the
shares of common stock to investors on     , 2000.


Banc of America Securities LLC

                        CIBC World Markets

                                                             Robertson Stephens

                                  -----------

                                        , 2000

      [Captions and graphics appearing on inside front cover and gatefold:

 . Caption "Superconductor Technology and Products for Electric Power
  Applications"

 . Picture of our manufacturing line with the caption, "Our pilot HTS wire manufacturing facility, Westborough, Massachusetts."

 . Picture of a truck delivering a SMES unit with the caption, "SMES system is delivered to a foundry near Graz, Austria."

 . Picture of a manufacturing line with the caption, "Assembly of prototype
  1,000 horsepower motor incorporating HTS rotor coils."

 . Picture of a Pirelli test facility with the caption, "Pirelli tests prototype
  HTS cable at facility in Milan, Italy. (Photo courtesy of Pirelli/EPRI)"

 . Picture of Detroit Edison's Frisbie Station with the caption "Detroit
  Edison's Frisbie Station, site of the first planned demonstration of HTS cable in a live utility grid."

 . Caption "Superconductor Applications: Increasing the Capacity and Reliability of Electric Power Systems"

 . Picture of HTS wire with the caption, "HTS wire carries more than 100 times the electrical current carried by copper wire of the same dimensions."

 . Picture of a map of Wisconsin with the caption, "Wisconsin Public Service
  Corporation will deploy a

  D-SMES system in its northern transmission loop, a network approximately 200 miles in circumference in the Wausau and Eagle River areas."]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   7
Forward-Looking Statements...............................................  11
Use of Proceeds..........................................................  11
Price Range of Common Stock and Dividend Policy..........................  12
Capitalization...........................................................  13
Dilution.................................................................  14
Selected Consolidated Financial Data.....................................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  17
Business.................................................................  23
Management...............................................................  36
Principal Stockholders...................................................  39
Description of Capital Stock.............................................  41
Underwriting.............................................................  43
Legal Matters............................................................  45
Experts..................................................................  45
Additional Information...................................................  45
Incorporation of Documents by Reference..................................  45
Index to Financial Statements............................................ F-1

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

   This summary provides an overview of the key aspects of the offering. Because this is a summary, it may not contain all of the information that is important to you. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and related notes contained therein. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option. The terms "American Superconductor," "we," "us" and "our" as used in this prospectus refer to American Superconductor Corporation.

                            AMERICAN SUPERCONDUCTOR

   We are a world leader in developing and manufacturing products using superconducting materials for electric power applications. Our products, and products sold by electrical equipment manufacturers that incorporate our products, can:

  . dramatically increase the capacity and reliability of power delivery networks and

  . significantly reduce the manufacturing costs of electrical equipment such as motors and generators.

   Superconducting materials are perfect conductors of electricity when they are cooled below a critical temperature. Our core product is high temperature superconducting wire, or HTS wire, which, when cooled to very low temperatures, carries more than 100 times the electrical current carried by copper wire of the same dimensions. We also manufacture and sell commercial superconducting magnetic energy storage, or SMES, systems for the power quality and reliability markets. We sell our products to electrical equipment manufacturers, industrial power users and businesses that produce and deliver power.

Market Overview

   The worldwide demand for electricity has been increasing rapidly in recent years, driven in large part by rapid growth in the use of computers, the Internet and telecommunications products. Industry sources have estimated that the share of all U.S. electricity consumed by computer-based microprocessors is 13% and that within two decades, 30% to 50% of the nation's electricity supply may be required to meet the direct and indirect needs of the Internet. Industry sources also project that as many as one billion computers will be connected to the Internet worldwide by 2005, requiring an amount of power equal to the entire electric output in the United States today. We believe, however, that power transmission and distribution networks have not been maintained, expanded or improved to keep pace with this escalating demand for electric power.

   The reliability of the power supply network and the quality of the power delivered are becoming increasingly important in today's economy. Many of the new computer and telecommunications applications that are driving the increased demand for power incorporate silicon chips that require a higher level of power reliability and quality. Voltage instability and low voltage in the power delivery network are significant problems for modern computers and telecommunications equipment. As the Internet economy grows, avoiding downtime due to power-related problems will become increasingly important. As a result, both power users and electric utilities are seeking solutions for their power quality and reliability problems.

Our Solutions

   We believe our HTS wire, which can be used in high-capacity power cables that are the backbone of the power delivery infrastructure, can help meet the increasing demand for more electric power. Underground power cables using our HTS wire have the potential to carry two to five times more power than copper-wire cables of the same dimensions that contain a much larger quantity of wire.

   During the second calendar quarter of 2000, we expect to complete the manufacture of approximately 18 miles of HTS wire for our strategic alliance partner, Pirelli, the largest power cable manufacturer in the world. Pirelli will use this HTS wire to manufacture three 400-foot HTS power cables, which are targeted to be installed in a substation in Detroit by the end of calendar year 2000 to replace nine copper-wire cables. We believe this will represent the world's first use of HTS power cables in a power distribution network.

   Our SMES products protect industrial power users from the adverse effects of momentary drops in voltage in power networks and provide electric utilities with a means of stabilizing voltage in their power networks by quickly releasing large quantities of power from a storage coil to restore the voltage to its normal level. Our SMES products use low temperature superconducting, or LTS, electromagnets combined with power semiconductor devices. We offer two SMES product lines:

  . Power Quality SMES, known as PQ-SMES, addresses power quality problems faced by industrial users of electricity. We sold our first commercial PQ-SMES unit in June 1997, and as of January 31, 2000 we had 10 PQ-SMES units in use by customers and we had received orders for another three PQ-SMES units for installation at customer sites.

  . Distributed-SMES, known as D-SMES, addresses power reliability problems in power delivery networks. We introduced D-SMES in February 1999 and as of January 31, 2000 we had received orders for seven D-SMES units.

   We are also developing and manufacturing HTS wire and coils for use in electrical equipment such as large industrial motors and electric generators. We believe that HTS-based motors and generators will be significantly less expensive to manufacture than traditional motors and generators. We expect these products will create additional revenue growth opportunities for us in the future.

Strategic Relationships

   We have a number of strategic relationships with leading companies in the power delivery and electrical equipment industries. These alliances have provided us with approximately $60 million in research and development funding as well as other important benefits such as insights into applications for our technology. As our products reach the commercialization stage, our strategic partners will be critical in developing and demonstrating commercial applications for our HTS products, and we expect that some of these companies will also be customers or resellers for our products. Our strategic partners include:

  . Pirelli, the world's largest producer of power cables;

  . ABB Power Transmission and Distribution Company, the world's leading manufacturer of transformers;

  . Rockwell, a leading manufacturer of large industrial motors; and

  . Electricite de France, known as EDF, one of the world's largest electric utilities.

Corporate Information

   American Superconductor was incorporated in Delaware on April 9, 1987. Our corporate offices are located at Two Technology Drive, Westborough, Massachusetts 01581 and our telephone number is (508) 836-4200. Our World Wide Web site address is www.amsuper.com. The information in our Web site is not incorporated by reference into this prospectus.

                             COMMON STOCK OFFERING

Common stock offered................
                                      3,000,000 shares

Common stock outstanding after the
 offering...........................  18,628,150 shares

Use of proceeds.....................  For expansion of manufacturing operations and other general corporate purposes.

Nasdaq National Market symbol.......  AMSC

   The number of shares of our common stock to be outstanding after the offering is based on the number of shares outstanding as of December 31, 1999 and does not take into account 4,421,633 shares reserved for issuance upon exercise of outstanding stock options and warrants as of December 31, 1999.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                           Nine Months Ended
                                  Fiscal Year Ended March 31,                December 31,
                          -----------------------------------------------  -----------------
                           1995      1996      1997      1998      1999      1998      1999
                          -------  --------  --------  --------  --------  --------  --------
                                                                              (unaudited)
                                      (in thousands, except per share data)
Statement of Operations
 Data
 Total revenues.........  $ 8,593  $ 10,764  $ 10,551  $ 15,129  $ 11,257  $  7,774  $  9,835
 Total costs and
  expenses..............   17,267    21,796    23,345    27,884    28,508    20,763    23,379
 Net loss...............   (7,036)   (9,698)  (13,377)  (12,378)  (15,326)  (11,459)  (12,667)
 Net loss per common
  share (basic and
  diluted)..............  $ (0.69) $  (0.94) $  (1.27) $  (1.06) $  (1.01) $  (0.76) $  (0.82)
 Weighted average number
  of common shares
  outstanding (basic and
  diluted)..............   10,249    10,352    10,498    11,658    15,132    15,052    15,465
Other Data
 Research and
  development expenses..  $ 5,349  $  5,704  $  8,477  $  8,641  $ 10,409  $  7,491  $  8,999
 Adjusted research and
  development expenses..   10,054    11,544    14,678    17,048    18,751    13,323    16,204

   Adjusted research and development expenses consist of research and development expenses plus research and development expenses related to externally funded development contracts included in costs of revenue, and research and development expenses offset by cost-sharing funding under government contracts. We believe that adjusted research and development expenses provide useful information as to our aggregate research and development spending.

                                                                   As of
                                                             December 31, 1999
                                                             ------------------
                                                                         As
                                                              Actual  Adjusted
                                                             -------- ---------
                                                                (unaudited)
                                                               (in thousands)
Balance Sheet Data
 Cash, cash equivalents and long-term marketable
  securities...............................................   $14,344 $  90,437
 Working capital...........................................    14,556    90,649
 Total assets..............................................    40,564   116,657
 Stockholders' equity......................................    33,590   109,683

   The as adjusted balance sheet data as of December 31, 1999 gives effect to the sale by us of the 3,000,000 shares of common stock offered under this prospectus, at an assumed public offering price of $27 1/8 per share, after deducting the estimated underwriting discounts and commissions and offering expenses.

                                 RISK FACTORS

   This offering and an investment in our common stock involve a high degree of risk. You should carefully consider the following risk factors and the other information included or incorporated by reference in this prospectus before investing in our common stock. Our business, financial condition and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We have a history of operating losses and we expect to continue to incur losses in the future.

   We have been principally engaged in research and development activities. We have incurred net losses in each year since our inception. Our net loss for fiscal 1998, fiscal 1999 and the first nine months of fiscal 2000 was $12,378,000, $15,326,000 and $12,667,000, respectively. Our accumulated deficit as of December 31, 1999 was $101,885,000. We expect to continue to incur operating losses for at least the next few years and we may never become profitable.

There are a number of technological challenges that must be successfully addressed before our superconducting products can gain widespread commercial acceptance.

   Many of our products are in the early stages of commercialization and testing, while others are still under development. We do not believe any company has yet successfully developed and commercialized significant quantities of HTS wire or wire products. There are a number of technological challenges that we must successfully address to complete our development and commercialization efforts. For example, we face engineering challenges in producing HTS wire in longer lengths and commercial quantities. We also believe that several years of further development in the cable and motor industries will be necessary before a substantial number of additional commercial applications for our HTS wire in these industries can be developed and proven. We may also need to improve the quality of our HTS wire to expand the number of commercial applications for it. We may be unable to meet such technological challenges. Delays in development, as a result of technological challenges or other factors, may result in the introduction of our products later than anticipated.

The commercial uses of superconducting products are very limited today, and a widespread commercial market for our products may not develop.

   To date, there has been no widespread commercial use of HTS products. Although LTS products are currently used in several commercial applications, commercial acceptance of LTS products, other than for medical magnetic resonance imaging and superconducting magnetic energy storage products, has been significantly limited by the cooling requirements of LTS materials. Even if the technological hurdles currently limiting commercial uses of HTS and LTS products are overcome, it is uncertain whether a robust commercial market for those new and unproven products will ever develop. It is possible that the market demands we currently anticipate for our HTS and LTS products will not develop and that superconducting products will never achieve widespread commercial acceptance.

We expect to spend significant amounts on the expansion of our manufacturing capacity, and our expansion projects may not be successful.

   We intend to spend approximately $40 million over the next two years to purchase equipment and leasehold improvements for a new manufacturing facility for our HTS wire products and a new manufacturing facility for our SMES systems. We have not yet finalized plans or executed contracts for these projects. Accordingly, we can only estimate the costs of these projects, and the actual costs may be significantly in excess of our estimates. In addition, we may be unable to lease suitable space for our new facilities on commercially acceptable terms, the completion of those new facilities may be delayed, or we may experience start-up difficulties or other problems once those facilities become operational. Finally, we are expanding our manufacturing facilities in anticipation of significantly increased demand for our products. If this demand does not materialize, we will not generate sufficient revenue to offset the cost of establishing and operating these facilities.

We have no experience manufacturing our products in commercial quantities.

   To be financially successful, we will have to manufacture our products in commercial quantities at acceptable costs while also preserving the quality levels achieved in manufacturing these products in limited quantities. This presents a number of technological and engineering challenges for us. We cannot assure you that we will be successful in developing product designs and manufacturing processes that permit us to manufacture our HTS and SMES products in commercial quantities at commercially acceptable costs while preserving quality. In addition, we may incur significant start-up costs and unforeseen expenses in our product design and manufacturing efforts.

We have historically focused on research and development activities and have limited experience in marketing and selling our products.

   We have been primarily focused on research and development of our superconducting products. Consequently, our management team has limited experience directing our commercialization efforts which are essential to our future success. To date, we only have limited experience marketing and selling our products, and there are very few people anywhere who have significant experience marketing or selling superconducting products. Once our products are ready for commercial use, we will have to develop a marketing and sales organization that will effectively demonstrate the advantages of our products over both more traditional products and competing superconducting products or other technologies. We may not be successful in our efforts to market this new and unfamiliar technology, and we may not be able to establish an effective sales and distribution organization.

   We may decide to enter into arrangements with third parties for the marketing or distribution of our products, including arrangements in which our products, such as HTS wire, are included as a component of a larger product, such as a motor. If we do so, the financial benefits to us of commercializing our products would be dependent on the efforts of others. We may not be able to enter into marketing or distribution arrangements with third parties on financially acceptable terms, and third parties may not be successful in selling our products or applications incorporating our products.

We depend on our strategic relationships with our corporate partners for the successful development and marketing of applications for our superconducting products.

   Our business strategy depends upon strategic relationships with corporate partners, which are intended to provide funding and technologies for our development efforts and assist us in marketing and distributing our products. Although we currently are party to a number of strategic relationships, we may not be able to maintain these relationships, and these relationships may not be technologically or commercially successful.

   We have an agreement with Pirelli relating to HTS wire for cables used to transmit both electric power and control signals. In general, we are obligated to sell our HTS cable wire exclusively to Pirelli, and Pirelli is obligated to buy this HTS wire exclusively from us or to pay us royalities for any of this wire that it manufactures for use in these applications anywhere in the world other than Japan. Pirelli continues to provide us with substantial funding and has been critical in assisting us in the development and commercialization of HTS cable wire. Consequently, we are significantly dependent on Pirelli for the commercial success of this cable wire in these applications.

   As we move toward commercialization of several of our products, we plan to use strategic alliances as an important means of marketing and selling our products. We may not be successful in establishing these relationships, and any strategic relationships established may not provide us with the commercial benefits we anticipate. See "Business--Strategic Relationships, Research Arrangements and Government Contracts" for a description of our significant strategic relationships.

Our products face intense competition both from superconducting products developed by others and from traditional, non-superconducting products and alternative technologies.

   As we begin to market and sell our superconducting products, we will face intense competition both from competitors in the superconducting field and from vendors of traditional products and new technologies. There are many companies in the United States, Europe, Japan and Australia engaged in the development of HTS products, including 3M, Siemens, Alcatel and Sumitomo Electric Industries. The superconducting industry is characterized by rapidly changing and advancing technology. Our future success will depend in large part upon our ability to keep pace with advancing HTS and LTS technology and developing industry standards. In addition, our SMES products compete with a variety of non-superconducting products such as dynamic voltage restorers and battery-based power supply systems. Research efforts and technological advances made by others in the superconducting field or in other areas with applications to the power quality and reliability markets may render our development efforts obsolete. Many of our competitors have substantially greater financial resources, research and development, manufacturing and marketing capabilities than we have. In addition, as the HTS, power quality and power reliability markets develop, other large industrial companies may enter those fields and compete with us. See "Business--Competition" for more information on the competition we face.

Third parties have or may acquire patents that cover the high temperature superconducting materials we use or may use in the future to manufacture our products.

   We expect that some or all of the HTS materials and technologies we use in designing and manufacturing our products are or will become covered by patents issued to other parties, including our competitors. If that is the case, we will need either to acquire licenses to these patents or to successfully contest the validity of these patents. The owners of these patents may refuse to grant licenses to us, or may be willing to do so only on terms that we find commercially unreasonable. If we are unable to obtain these licenses, we may have to contest the validity or scope of those patents to avoid infringement claims by the owners of these patents. It is possible that we will not be successful in contesting the validity or scope of a patent, or that we will not prevail in a patent infringement claim brought against us. Even if we are successful in such a proceeding, we could incur substantial costs and diversion of management resources in prosecuting or defending such a proceeding. See "Business-- Patents, Licenses and Trade Secrets" for more information on this subject.

There are numerous patents issued in the field of superconducting materials and our patents may not provide meaningful protection for our technology.

   We own or have licensing rights under many patents and pending patent applications. However, the patents that we own or license may not provide us with meaningful protection of our technologies, and may not prevent our competitors from using similar technologies, for a variety of reasons, such as:

  . the patent applications that we or our licensors file may not result in patents being issued;

  . any patents issued may be challenged by third parties; and

  . others may independently develop similar technologies not protected by our patents or design around the patented aspects of any technologies we develop.

Moreover, we could incur substantial litigation costs in defending the validity of our own patents. We also rely on trade secrets and proprietary know-how to protect our intellectual property. However, our non-disclosure agreements and other safeguards may not provide meaningful protection for our trade secrets and other proprietary information. See "Business--Patents, Licenses and Trade Secrets" for more information on this subject.

Our success is dependent upon attracting and retaining qualified personnel.

   Our success will depend in large part upon our ability to attract and retain highly qualified research and development, management, manufacturing, marketing and sales personnel. Hiring those persons may be especially difficult due to the specialized nature of our business. In addition, the demand for qualified personnel is particularly acute in the New England and Wisconsin areas, where most of our operations are located, due to the currently low unemployment rate in these regions.

   We are particularly dependent upon the services of Dr. Gregory J. Yurek, our co-founder and our Chairman of the Board, President and Chief Executive Officer, and Dr. Alexis P. Malozemoff, our Chief Technical Officer. The loss of the services of either of those individuals could significantly damage our business and prospects.

We may require substantial additional funds in the future to execute our business plan.

   We believe that our existing capital resources, including the anticipated proceeds of this offering, will be sufficient to fund our operations as planned for at least the next two years. However, we may need additional funds sooner than anticipated if our performance deviates significantly from our current business plan, if there is a significant change in competitive or other market factors or if unforeseen circumstances arise. Those funds, if needed, may not be available to us on acceptable terms, if at all. If financing is not available, we may be required to reduce, delay or eliminate certain research and development, marketing or manufacturing activities or to license or sell to others some of our proprietary technology. Those steps could impair or delay our development and commercialization efforts.

Our common stock may experience extreme market price and volume fluctuations.

   The market price of our common stock has historically experienced significant volatility and may continue to experience such volatility in the future. Factors such as technological achievements by us and our competitors, the establishment of development or strategic relationships with other companies, our introduction of commercial products, and our financial performance may have a significant effect on the market price of our common stock. In addition, the stock market in general, and the stock of high technology companies in particular, have in recent years experienced extreme price and volume fluctuations, which are often unrelated to the performance or condition of particular companies. Such broad market fluctuations could adversely affect the market price of our common stock. Following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against a company. If we become subject to this kind of litigation in the future, it could result in substantial litigation costs, a damages award against us and the diversion of our management's attention.

We have anti-takeover provisions which may make it difficult for a third party to acquire us.

   We have adopted a shareholders rights plan, and we are subject to the provisions of an anti-takeover statute under Delaware law. Those provisions may make it more difficult for a third party to acquire us, even if such an acquisition might be favored by many of our stockholders. See "Description of Capital Stock" for a description of those provisions.

Purchasers will experience immediate and substantial dilution of their investment.

   Purchasers of our common stock in this offering will pay a price per share which is substantially higher than the net tangible book value per share of our currently outstanding common stock. Consequently, purchasers of common stock in this offering will suffer dilution of $21.235 per share from their investment. See "Dilution" for an explanation of this calculation.

                          FORWARD-LOOKING STATEMENTS

   We have made some statements in this prospectus, including some under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere, which constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the 3,000,000 shares of our common stock will be approximately $76.1 million after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, assuming a public offering price of $27 1/8 per share. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $87.6 million.

   We intend to use the net proceeds from this offering as follows:

  . approximately $30 million for leasehold improvements and equipment for a new plant for manufacturing HTS wire;

  . approximately $10 million for leasehold improvements and equipment for a new SMES systems manufacturing facility; and

  . approximately $10 million for costs, including costs of contract manufacturers, associated with designing and manufacturing HTS motors.

   We plan to use the remainder of the net proceeds for general corporate purposes, including funding our operations and acquiring capital equipment. The amounts listed above are estimates only, and the exact amounts we spend for these purposes will depend upon a number of factors, such as the actual costs for these projects, the progress of our commercialization and development efforts and the status of our relationships with strategic partners. Pending the uses described above, we intend to invest the net proceeds of this offering in interest-bearing, investment-grade marketable securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   Our common stock has been quoted on the Nasdaq National Market under the symbol "AMSC" since 1991. The following table sets forth the high and low sale prices per share of our common stock as reported on the Nasdaq National Market for the periods indicated.

                                                               High       Low
                                                             --------- ---------
Fiscal Year Ended March 31, 1998
  First quarter............................................. $12 1/4   $ 8 1/8
  Second quarter............................................  13 3/8     8 1/2
  Third quarter.............................................  14 3/4     8 1/4
  Fourth quarter............................................  15 1/8     8 1/2
Fiscal Year Ended March 31, 1999
  First quarter.............................................  18 1/4    11 1/2
  Second quarter............................................  13 5/8     6 3/8
  Third quarter.............................................  12 1/8     6 1/8
  Fourth quarter............................................  14 5/8     8 3/8
Fiscal Year Ended March 31, 2000
  First quarter.............................................  15 11/16   8 1/2
  Second quarter............................................  16 3/4    11 13/16
  Third quarter.............................................  28 7/8    15 1/2
  Fourth quarter (through February 2, 2000).................  37 1/4    25 3/16

   A recent reported last sale price per share for our common stock on the Nasdaq National Market is set forth on the cover page of this prospectus.

   We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

   The following table sets forth our capitalization as of December 31, 1999:

  . on an actual basis and

  . on an as adjusted basis to reflect the issuance and sale of 3,000,000 shares of our common stock in this offering at an assumed public offering price of $27 1/8 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

   This table excludes 4,421,633 shares of our common stock reserved as of December 31, 1999 for issuance upon exercise of outstanding options and warrants. You should read this table together with our financial statements and accompanying notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                                           December 31, 1999
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                              (unaudited)
                                                             (in thousands)

Cash, cash equivalents and long-term marketable
 securities.............................................. $ 14,344   $  90,437
                                                          ========   =========
Long-term debt...........................................        0           0
                                                          --------   ---------
Stockholders' equity:
  Common Stock, $.01 par value; 50,000,000 shares
   authorized; 15,628,150 shares issued and outstanding,
   actual; 18,628,150 shares issued and outstanding, as
   adjusted..............................................      156         186
  Additional paid-in capital.............................  136,125     212,187
  Deferred warrant costs.................................     (733)      (733)
  Accumulated other comprehensive income (loss)..........      (73)       (73)
  Accumulated deficit.................................... (101,885)  (101,885)
                                                          --------   ---------
    Total stockholders' equity...........................   33,590     109,683
                                                          --------   ---------
    Total capitalization................................. $ 33,590   $ 109,683
                                                          ========   =========

                                   DILUTION

   Our net tangible book value as of December 31, 1999 was approximately $33,590,000, or $2.15 per share. Net tangible book value per share represents our total tangible assets less our total liabilities, divided by the aggregate number of shares of our common stock outstanding. After giving effect to the sale of the 3,000,000 shares of our common stock in this offering at an assumed public offering price of $27 1/8 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value at December 31, 1999 would have been approximately $109,683,000 or $5.89 per share. This represents an immediate increase in net tangible book value per share of $3.74 to existing stockholders and an immediate dilution of $21.235 per share to new investors. Dilution per share represents the difference between the amount per share paid by the new investors in this offering and the net tangible book value per share at December 31, 1999, giving effect to this offering. The following table illustrates this per share dilution to new investors.

Assumed public offering price per share..........................       $27.125
  Net tangible book value per share as of December 31, 1999...... $2.15
  Increase in net tangible book value per share attributable to new investors................................................. $3.74
                                                                  -----
Net tangible book value per share after this offering............          5.89
                                                                        -------
Dilution per share to new investors..............................       $21.235
                                                                        =======

   These calculations assume no exercise of stock options and warrants outstanding as of December 31, 1999. As of December 31, 1999, there were options and warrants outstanding to purchase an aggregate of 4,421,633 shares of our common stock at a weighted average exercise price of $12.47 per share. To the extent all of these options and warrants had been exercised as of December 31, 1999, net tangible book value per share after this offering would be $7.15 and total dilution to investors would be $19.975.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data presented below for the fiscal years ended March 31, 1998 and 1999 have been derived from our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants. The financial data for each of the three fiscal years in the period ended March 31, 1997 have been derived from the combination of our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, and the Superconductivity, Inc. financial statements that have been audited by other independent accountants. In addition, the combination of the separate audited financial statements of American Superconductor and Superconductivity, Inc. for the two fiscal years in the period ended March 31, 1997 has been audited by PricewaterhouseCoopers LLP. The financial data for the nine month periods ended December 31, 1998 and 1999 and as of such dates have been derived from the unaudited consolidated financial statements of American Superconductor. In the opinion of our management, such unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our operating results and financial position for such periods and as of such dates. Our operating results for the nine months ended December 31, 1999 are not necessarily indicative of the results to be expected for the entire fiscal year ending March 31, 2000.

   Costs of revenue include research and development expenses and selling, general and administrative expenses incurred in connection with work performed under development contracts. Adjusted research and development expenses consist of research and development expenses plus research and development expenses related to externally funded development contracts included in costs of revenue, and research and development expenses offset by cost-sharing funding under government contracts. We believe that adjusted research and development expenses provide useful information as to our aggregate research and development spending. The financial data presented below should be read in conjunction with the other financial information appearing elsewhere in this prospectus or incorporated by reference.

                                                                          Nine Months Ended
                                 Fiscal Year Ended March 31,                December 31,
                          ----------------------------------------------  ------------------
                           1995     1996      1997      1998      1999      1998      1999
                          -------  -------  --------  --------  --------  --------  --------
                                                                             (unaudited)
                                     (in thousands, except per share data)
Statement of Operations
 Data
Revenues:
  Contract revenue......  $ 6,596  $ 7,526  $  6,867  $  9,274  $  9,238  $  6,855  $  8,712
  Product sales and
   prototype development
   contracts............    1,107    2,366     2,937     5,013     1,888       819     1,070
  Rental/other revenue..      889      872       747       842       131       100        53
                          -------  -------  --------  --------  --------  --------  --------
    Total revenues......    8,593   10,764    10,551    15,129    11,257     7,774     9,835
Costs and expenses:
  Costs of revenue......    7,993   11,553    10,577    14,333    12,021     8,294     9,898
  Research and
   development..........    5,349    5,704     8,477     8,641    10,409     7,491     8,999
  Selling, general and
   administrative.......    3,924    4,538     4,291     4,910     6,078     4,978     4,482
                          -------  -------  --------  --------  --------  --------  --------
    Total costs and
     expenses...........   17,267   21,796    23,345    27,884    28,508    20,763    23,379
Transaction fees........      --       --       (710)     (155)      --        --        --
  Interest income.......    1,873    1,585     1,177       782     1,921     1,528       871
  Interest expense......     (212)    (215)     (356)     (239)      (10)      (10)      --
Other income (expense)
 net....................      (23)     (38)     (693)      (11)       13        12         6
                          -------  -------  --------  --------  --------  --------  --------
Net loss................  $(7,036) $(9,698) $(13,377) $(12,378) $(15,326) $(11,459) $(12,667)
                          =======  =======  ========  ========  ========  ========  ========
Net loss per common
 share (basic and
 diluted)...............  $ (0.69) $ (0.94) $  (1.27) $  (1.06) $  (1.01) $  (0.76) $  (0.82)
                          =======  =======  ========  ========  ========  ========  ========
Weighted average number
 of common shares
 outstanding (basic and
 diluted)...............   10,249   10,352    10,498    11,658    15,132    15,052    15,465
Other Data
Research and development
 expenses...............  $ 5,349  $ 5,704  $  8,477  $  8,641  $ 10,409  $  7,491  $  8,999
Adjusted research and
 development expenses...  $10,054  $11,544  $ 14,678  $ 17,048  $ 18,751  $ 13,323   $16,204

                                                                      As of
                                       As of March 31,             December 31,
                            -------------------------------------- ------------
                             1995    1996    1997    1998   1999       1999
                            ------- ------- ------- ------ ------- ------------
                                                                   (unaudited)
                                              (in thousands)
Balance Sheet Data
Cash, cash equivalents and
 long-term marketable
 securities...............  $33,653 $26,519 $16,031 $8,009 $31,572   $14,344
Working capital...........    2,341   5,101     318  5,059  30,459    14,556
Total assets..............   44,887  35,856  26,581 19,551  48,130    40,564
Total long-term debt......    1,693   1,898   3,074  3,142     --        --
Stockholders' equity......   38,416  29,780  16,501 12,859  43,958    33,590

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described under "Risk Factors" and elsewhere in this prospectus. You should read the following discussion in conjunction with our financial statements and related notes included elsewhere in this prospectus.

   American Superconductor was founded in 1987. On April 8, 1997, we acquired Superconductivity, Inc., which is now being operated as our SMES business unit, in a transaction accounted for under the pooling of interests method of accounting. Accordingly, our consolidated financial statements combine our financial operating results and cash flows with those of Superconductivity, Inc. as if they had been combined for all periods presented.

   We derive our revenues from contracts to perform research and development, product sales, prototype development contracts, and the monthly fees that we charge customers to rent equipment. We recognize revenues from our research and development and prototype development contracts based on the percentage of completion method measured by the relationship of costs incurred to total contract costs. We generally recognize revenues from product sales upon shipment, or for some programs, on the percentage of completion method of accounting. We recognize rental revenues as they are earned.

   Revenues do not include funding from government cost-sharing agreements related to our joint development programs with government agencies. This funding is recorded as an offset to research and development and selling, general and administrative expenses, as required by government contract accounting guidelines.

Results of Operations

Nine Months Ended December 31, 1999 and December 31, 1998

   For the nine months ended December 31, 1999, our revenues were $9,835,000 as compared to $7,774,000 for the same period of the prior year. Revenues for the nine-month period increased by $2,061,000 compared to the same period of the prior year due primarily to a new research and development agreement with Pirelli, which was effective October 1, 1999 and under which we recognized $3,000,000 in third-quarter revenue. Of that revenue, $2,500,000 was attributable to past research and development work performed prior to October 1, 1999.

   For the nine months ended December 31, 1999, we also recorded funding of $1,446,000 under government cost-sharing agreements with the Department of Energy compared to $1,293,000 for the same period of the prior year. We anticipate that a portion of our funding in the future will continue to come from cost-sharing agreements as we continue to develop joint programs with government agencies. Funding from government cost-sharing agreements is recorded as an offset to research and development and selling, general and administrative expenses, as required by government contract accounting guidelines, rather than as revenues.

   Total costs and expenses for the nine months ended December 31, 1999 were $23,379,000 compared to $20,763,000 for the same period of the prior year. The increase in costs and expenses was primarily the result of our increased investment in research and development.

   Adjusted research and development expenses, or R&D expenses, which include amounts classified as costs of revenue and amounts offset by cost-sharing funding, increased to $16,204,000 in the nine months ended December 31, 1999 from $13,323,000 for the same period of the prior year. This increase was due to the continued scale-up of our internal research and development activities including the hiring of additional personnel and the purchases of materials and equipment. Over half of the increase occurred in our SMES business unit, where adjusted research and development expenses increased by $1,800,000 in the nine-month period ended December 31, 1999 from the same period of the prior year, as a result of higher R&D spending to support our D-SMES product line. A portion of the R&D expenditures related to externally-funded development contracts has been classified as costs of revenue (rather than as R&D expenses). These R&D expenditures that were included as costs of revenue during the nine-month period ended December 31, 1999 were $6,460,000, compared to $5,165,000 for the same period of the prior year. R&D expenditures classified as costs of revenue increased by $1,295,000 in the nine-month period ended December 31, 1999 due primarily to the higher contract revenue associated with the new R&D agreement with Pirelli. Additionally, R&D expenses that were offset by cost-sharing funding were $745,000 and $667,000 for the nine months ended December 31, 1999 and December 31, 1998, respectively. Net R&D expenses, (exclusive of amounts classified as costs of revenue and amounts offset by cost-sharing funding) were $8,999,000 in the nine months ended December 31, 1999 compared to $7,491,000 for the same period of the prior year.

   Adjusted selling, general and administrative expenses, or SG&A expenses, which include amounts classified as costs of revenue and amounts offset by cost-sharing funding, increased to $8,479,000 for the nine months ended December 31, 1999 from $7,671,000 for the same period of the prior year. This increase was primarily due to the hiring of additional personnel and related expenses incurred to support corporate development activities and future planned growth, as well as increased marketing activities, primarily in the SMES business unit. A portion of the SG&A expenditures related to externally-funded development contracts has been classified as costs of revenue (rather than as SG&A expenses). These SG&A expenditures that were included as costs of revenue during the nine-month period ended December 31, 1999 were $3,297,000 compared to $2,067,000 for the same period of the prior year. SG&A expenditures classified as costs of revenue increased by $1,230,000 in the nine-month period ended December 31, 1999 due primarily to the higher contract revenue associated with the new R&D agreement with Pirelli. Additionally, SG&A expenses that were offset by cost-sharing funding were $700,000 and $626,000 for the nine months ended December 31, 1999 and 1998, respectively. Net SG&A expenses (exclusive of amounts classified as costs of revenue and amounts offset by cost-sharing funding) were $4,482,000 in the nine months ended December 31, 1999 compared to $4,978,000 for the same period of the prior year.

   Interest income was $871,000 in the nine months ended December 31, 1999 compared to $1,528,000 for the same period of the prior year. This decrease primarily reflects the reduced cash balances available for investment as a result of cash being used to fund the our operations and purchase capital equipment.

   We incurred no interest expense in the nine months ended December 31, 1999 as compared to $10,000 in the same period of the prior year. This decrease reflects our retirement of all long-term debt in the quarter ended June 30, 1998.

   We expect to continue to incur operating losses for at least the next few years, as we continue to devote significant financial resources to its research and development activities and commercialization efforts.

   We expect to be party to agreements which, from time to time, may result in costs incurred exceeding expected revenues under such contracts. We may enter into such agreements for a variety of reasons including, but not limited to, entering new product application areas, furthering the development of key technologies, and advancing the demonstration of commercial prototypes in critical market applications.

Fiscal Years Ended March 31, 1999 and March 31, 1998

   Total revenues decreased to $11,257,000 in fiscal 1999 from $15,129,000 in fiscal 1998. Revenues from our SMES business unit declined $2,053,000 to $1,510,000 in fiscal 1999 from $3,563,000 in fiscal 1998. This was due to a decrease in SMES shipments in fiscal 1999 which we believe is attributable to the longer than expected sales cycle associated with industrial power quality SMES sales, and lower rental/other revenues. HTS business unit revenues decreased to $9,748,000 in fiscal 1999 from $11,566,000 in fiscal 1998. This decrease was primarily due to lower prototype development contract revenues.

   In addition to reported revenues, we also received funding of $1,953,000 in fiscal 1999 under government cost-sharing agreements as compared to $1,771,000 in fiscal 1998. Funding from government cost-sharing agreements is recorded as an offset to research and development and selling, general and administrative expenses, as required by government contract accounting guidelines, rather than as revenue.

   Our total operating expenses in fiscal 1999 were $28,508,000 compared to $27,884,000 in fiscal 1998. Costs of revenue, which include costs of research and development contracts and costs of product sales and prototype development contracts, decreased to $12,021,000 in fiscal 1999 compared to $14,333,000 in fiscal 1998. This decrease reflects a reduction in SMES shipments and the decrease in prototype development revenues. Costs of revenue in fiscal 1999 were also affected by unfavorable manufacturing variances related to the lower SMES production.

   Adjusted R&D expenses, which include amounts classified as costs of revenue and amounts offset by cost- sharing funding, increased to $18,751,000 in fiscal 1999 from $17,048,000 in fiscal 1998. This increase was due to the continued scale-up of our internal research and development activities including the hiring of additional personnel, the purchases of materials and equipment and the payment of patent licensing fees. A portion of the R&D expenditures related to externally-funded development contracts has been classified as costs of revenue (rather than as R&D expenses). These R&D expenditures that were included as costs of revenue during fiscal 1999 and fiscal 1998 were $7,335,000 and $7,494,000, respectively. Additionally, R&D expenses that were offset by cost-sharing funding were $1,007,000 and $913,000 in fiscal 1999 and 1998, respectively. Net R&D expenses (exclusive of amounts classified as costs of revenue and amounts offset by cost-sharing funding) increased to $10,409,000 in fiscal 1999 from $8,641,000 the prior year.

   Adjusted SG&A expenses, which include amounts classified as costs of revenue and amounts offset by cost- sharing funding, were $9,765,000 in fiscal 1999 as compared to $9,162,000 in fiscal 1998. These increases were primarily due to our hiring of additional personnel and related expenses incurred to support our corporate development and marketing activities and future planned growth. A portion of the SG&A expenditures related to externally-funded development contracts has been classified as costs of revenue (rather than as SG&A expenses). SG&A expenditures included as costs of revenue during fiscal 1999 and fiscal 1998 were $2,741,000 and $3,394,000, respectively. The SG&A amounts offset by cost-sharing funding were $946,000 and $858,000 in fiscal years 1999 and 1998, respectively. Net SG&A expenditures (exclusive of amounts classified as costs of revenue and amounts offset by cost-sharing funding) increased to $6,078,000 in fiscal 1999 from $4,910,000 the prior year.

   Interest income increased to $1,921,000 in fiscal 1999, as compared to $782,000 in fiscal 1998. This increase primarily reflects the higher cash balances available for investment as a result of our public offering of 3,504,121 shares of common stock on April 22, 1998. We received net proceeds (after the underwriters' discount but before deducting offering expenses) of $46,114,000 from the 1998 offering.

   Interest expense decreased to $9,800 in fiscal 1999 compared to $239,000 in fiscal 1998. This decrease reflects the retirement of long-term debt following the offering.

Fiscal Years Ended March 31, 1998 and March 31, 1997

   Total revenues increased 43% to $15,129,000 in fiscal 1998 from $10,551,000 in fiscal 1997. This increase was due primarily to higher contract revenue associated with the ABB/EDF joint development program to develop HTS wire for power transformers. The agreements with ABB and EDF were signed in fiscal 1998, and contributed $3,075,000 in contract revenue in fiscal 1998, compared to $700,000 in contract revenue and $300,000 in product sale revenue from ABB in fiscal 1997.

   In addition, contract revenue was also positively affected by a $700,000 contract with the Electric Power Research Institute and by an increase in work performed on seven Phase II Small Business Innovation Research grants, five of which were awarded during fiscal 1998, from the Department of Energy, Department of Defense, and National Science Foundation. At the SMES business unit, fiscal 1998 product sales increased $1,518,000 compared to fiscal 1997, which was largely offset by a decrease in contract revenue of $1,426,000. Revenue was also positively affected by the recognition of $565,000 in product sales by Applied Engineering Technologies, Ltd., which was acquired on July 31, 1997, four months into our fiscal year. Fiscal 1997 contract revenue included $825,000 relating to a research and development agreement with Inco Alloys International, which was discontinued on December 31, 1996.

   In addition to reported revenues, we also received funding of $1,771,000 in fiscal 1998 under government cost-sharing agreements as compared to $1,706,000 in fiscal 1997. Funding from government cost-sharing agreements is recorded as an offset to research and development and selling, general and administrative expenses, as required by government contract accounting guidelines, rather than as revenue.

   Our total operating expenses in fiscal 1998 were $27,884,000 compared to $23,345,000 in fiscal 1997. Costs of revenue, which include costs of research and development contracts and costs of product sales and prototype development contracts, increased to $14,333,000 in fiscal 1998 compared to $10,577,000 in fiscal 1997. This increase reflects expenditures to support the increase in contract and prototype development revenues, including our hiring of additional personnel and purchases of materials and equipment. Included in cost of revenue is a write-down provision of $445,000 in fiscal 1997. This provision was required to adjust the carrying values of certain items of inventory to their fair values.

   Adjusted R&D expenses, which include amounts classified as costs of revenue and amounts offset by cost- sharing funding, increased to $17,048,000 in fiscal 1998 from $14,678,000 in fiscal 1997. This increase was due to the continued scale-up of our internal research and development activities including the hiring of additional personnel, the purchases of materials and equipment and the payment of patent licensing fees. A portion of the R&D expenditures related to externally-funded development contracts has been classified as costs of revenue (rather than as R&D expenses). These R&D expenditures that were included as costs of revenue during fiscal 1998 and fiscal 1997 were $7,494,000 and $5,322,000, respectively. Additionally, R&D expenses that were offset by cost-sharing funding were $913,000 and $879,000 in fiscal 1998 and 1997, respectively. Net R&D expenses (exclusive of amounts classified as costs of revenue and amounts offset by cost-sharing funding) increased to $8,641,000 in fiscal 1998 from $8,477,000 the prior year.

   Adjusted SG&A expenses were $9,162,000 in fiscal 1998 as compared to $7,305,000 in fiscal 1997. These increases were primarily due to additional recruiting, legal, consulting, and marketing expenses incurred to support the overall increase in our revenues and research and development activities, as well as increases in executive bonuses and other compensation. A portion of the SG&A expenditures related to externally-funded development contracts has been classified as costs of revenue (rather than as SG&A expenses). SG&A expenditures included as costs of revenue during fiscal 1998 and fiscal 1997 were $3,394,000 and $2,186,000, respectively. The SG&A amounts offset by cost-sharing funding were $858,000 and $828,000 in fiscal years 1998 and 1997, respectively. Net SG&A expenses (exclusive of amounts classified as costs of revenue and amounts offset by cost-sharing funding) were $4,910,000 in fiscal 1998 as compared to $4,291,000 in fiscal 1997.

   Interest income decreased to $782,000 in fiscal 1998, as compared to $1,177,000 in fiscal 1997. This decrease primarily reflects lower cash, cash equivalents and long-term marketable securities balances available for investment as a result of cash being used to fund our operations, pay liabilities and transaction costs related to the two mergers, and to purchase capital equipment. Interest expense decreased from $356,000 in fiscal 1997 to $239,000 in fiscal 1998 primarily due to the payoff of notes payable and the reduction in long-term debt. Other expense, net is comprised primarily of miscellaneous taxes net of gains on the disposition of excess capital equipment.

   Merger related fees of $710,000 in fiscal 1997 related to the costs incurred through March 31, 1997 in connection with our acquisition of Superconductivity, Inc. and consisted primarily of financial advisory and legal fees. In fiscal 1998, we incurred an additional $155,000 in transaction fees resulting from professional fees relating to both the Superconductivity, Inc. ($76,000) and the Applied Engineering Technologies ($79,000) acquisitions. In fiscal 1997 Superconductivity, Inc. incurred professional fees relating to a terminated merger negotiation amounting to $670,000.

Liquidity and Capital Resources

   At December 31, 1999, we had cash, cash equivalents and long-term marketable securities of $14,344,000 compared to $31,572,000 at March 31, 1999. The principal uses of cash during the nine months ended December 31, 1999 were the funding of our operations and the acquisition of capital equipment, primarily for research and development and manufacturing.

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

   At March 31, 1999, we had cash, cash equivalents and long-term marketable securities totaling $31,572,000 compared to cash, cash equivalents and long-term marketable securities totaling $8,009,000 at March 31, 1998. This increase was primarily due to the public offering of 3,504,121 shares of common stock on April 22, 1998. We received net proceeds (after the underwriters discount but before deducting offering expenses) of $46,114,000 as a result of this offering. In fiscal 1999, $15,098,000 was used to fund our operations. Approximately $3,142,000 was used for the retirement of long-term debt. Additionally, $3,614,000 of cash was used for the purchase of capital equipment, primarily for research and development and manufacturing.

   As of March 31, 1999, we had potential funding commitments of approximately $10,326,000 to be received after March 31, 1999 from strategic partners and government agencies. As of December 31, 1999, we had potential funding commitments of $24,711,000 to be received after December 31, 1999 from strategic partners and government and commercial customers. However, these commitments, including $5,862,000 on U.S. government contracts and subcontracts as of December 31, 1999, are subject to certain cancellation or buyback provisions.

   Our policy is to invest available funds in short-term, intermediate-term, and long-term investment grade marketable securities, including but not limited to government obligations, repurchase agreements, certificates of deposit and money market funds.

   We believe that our existing capital resources, including the anticipated proceeds of this offering, will be sufficient to fund our operations as planned for at least the next two years. However, we may need additional funds sooner than anticipated if our performance deviates significantly from our current business plan, if there are significant changes in competitive or other market factors, or if unforeseen circumstances arise. There can be no assurance that such funds, whether from equity or debt financing, development contracts or other sources, will be available, or available under terms acceptable to us, if at all.

   To date, inflation has not had a material impact on our financial results.

Quantitative and Qualitative Disclosures About Market Risk

   Our exposure to market risk through derivative financial instruments and other financial instruments, such as investments in short-term marketable securities and long-term debt, is not material.

Year 2000 Issues

   We devoted efforts to addressing a universal problem commonly referred to as "Year 2000 Compliance," which relates to the ability of computer programs and systems to properly recognize and process date sensitive information before and after January 1, 2000. Many computer programs and systems recognize dates using two-digit year data (rather than four-digit data), and therefore may be unable to determine the correct four-digit year. Failure to properly recognize and process date information may cause such programs and systems to fail to operate or to operate with erroneous results.

   We have not encountered any significant Year 2000 compliance problems or events prior to or subsequent to January 1, 2000. We have analyzed and continue to analyze our internal information technology systems ("IT systems") to identify any computer programs that are not Year 2000 compliant and will continue to implement any changes required to make such systems Year 2000 compliant. We believe that our critical IT systems will continue to function without substantial Year 2000 compliance problems. We have identified only a few non-critical, but important, IT systems that needed replacement due to Year 2000 concerns, and we replaced these IT systems with Year 2000 compliant systems providing increased functionality. We believe all of our IT systems were made Year 2000 capable in a time frame that avoided any material adverse effect on us. We also evaluated our critical equipment and critical systems that contain embedded software and we believe that all of our critical non-IT systems will continue to function without Year 2000 compliance problems.

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


   A substantial portion of the current products we are developing, manufacturing and/or selling, including HTS wire and related products, contain no computer programs and, as such, pose no significant Year 2000 compliance concerns. Our SMES business unit has previously manufactured several SMES units that contained computer systems that may have been susceptible to Year 2000 compliance problems. We have upgraded and tested these systems to insure Year 2000 compliance. We have not encountered any significant Year 2000 compliance problems or events prior or subsequent to January 1, 2000 within the SMES business unit or with its products. However, our products are often used by our customers in systems that contain third-party products. Therefore, even though our current products may be Year 2000 compliant, the failure of such third-party products to be Year 2000 compliant, or to properly interface with our current products, may result in systems failures.

   We have investigated each of our significant vendors, suppliers, financial service organizations, service providers and customers to confirm that our operations will not be materially adversely affected by the failure of any such third party to have Year 2000 compliant computer programs. This process has included questionnaires, interviews, on-site visits and other available means. Additionally, we established contingency plans to reduce our exposure resulting from any non-compliance of third parties. First, we increased inventories of critical and/or important components prior to January 1, 2000, thereby decreasing our dependence on suppliers that may not have been Year 2000 compliant. Second, we reviewed delivery schedules with our major customers to insure these customers are able to accept ordered products after January 1, 2000, even if their internal computer systems are not operating properly. We have not experienced any significant instances where Year 2000 compliance has affected delivery or receipt of supplies and products.

   We estimate that, through December 31, 1999, we have spent less than $150,000 to remediate Year 2000 issues in our IT systems. We do not expect to spend any additional significant amounts to remediate Year 2000 issues in our IT systems. We accelerated into fiscal 1999 the planned replacement of our e-mail software, and have completed the implementation of our new financial systems software to avoid potential Year 2000 problems. For the development, deployment and testing of SMES system computer upgrades to remedy Year 2000 problems, we spent, through December 31, 1999, approximately $50,000. All such expenditures are included in the budgets of our various departments tasked with various aspects of the Year 2000 project. No IT projects were deferred due to our Year 2000 efforts.

   We do not currently believe that any of the foregoing has had or will have a material adverse effect on our financial condition or our results of operations. However, the process of evaluating our products and third-party products and systems is ongoing. Although not expected, failures of critical suppliers, critical customers, critical IT systems, critical non-IT systems or products sold by us could have a material adverse effect on our financial condition or results of operations. Year 2000 compliance has many issues and aspects, not all of which we are able to accurately forecast or predict. There is no way to assure that Year 2000 compliance will not have adverse effects on us, and some of these effects could be material. Many of our statements related to Year 2000 are forward-looking statements and actual results could differ materially from those anticipated.

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

                                   BUSINESS

Overview

   We are a world leader in developing and manufacturing products using superconducting materials for electric power applications. Superconducting materials are perfect conductors of electricity when they are cooled below a critical temperature. We sell our products to electrical equipment manufacturers, industrial power users and businesses that produce and deliver power. Our products, and products sold by electrical equipment manufacturers that incorporate our products, can:

  . dramatically increase the capacity and reliability of power delivery networks;

  . significantly reduce the manufacturing costs of electrical equipment such as motors and generators;

  .  improve the quality of electric power delivered to industrial sites;

  . lower electrical operating costs and increase productivity for industrial power users; and

  . conserve resources such as oil, gas and coal, which are used to produce electricity, by conducting electricity more efficiently.

   We believe there will be significant market demand for our products because of the following factors:

  .  there is an increasing demand for power by businesses and consumers;

  .  the current power delivery infrastructure is constrained; and

  . the reliability and quality of the power being delivered is becoming increasingly important.

   Our core product is high temperature superconducting wire, or HTS wire, which, when cooled to very low temperatures, carries more than 100 times the electrical current carried by copper wire of the same dimensions. We believe that an important application for our HTS wire will be high-capacity power cables, which are the backbone of the power delivery infrastructure. We also develop and manufacture products that incorporate HTS wire, such as HTS coils for use in motors and generators. The performance levels and mechanical properties of our HTS wire are sufficient today to meet the technical needs for applications such as cables for urban power delivery systems and very high horsepower motors (over 5,000 horsepower). We expect the first use of our HTS wire in power cables for a utility network will occur by the end of calendar year 2000, when Pirelli will install three 400-foot HTS power cables in a Detroit substation in replacement of nine copper-wire cables. We believe this project will be an important demonstration of the commercial viability of HTS power cables. We expect the first use of our HTS wire in an industrial motor will occur in early calendar year 2000 when Rockwell Automation Power Systems will test a 1,000 horsepower motor in their facilities. We expect this motor will be used in an industrial site during calendar year 2000. We believe this will provide a significant demonstration of the commercial viability of HTS motors.

   We also manufacture and sell commercial superconducting magnetic energy storage, or SMES, systems for the power quality and reliability markets. Our power quality SMES, or PQ-SMES, products, which incorporate low temperature superconductor (LTS) electromagnets and HTS wire, protect industrial power users from the adverse effects of momentary drops in voltage in power networks by quickly releasing large quantities of power from a storage coil to restore the voltage to its normal level. We sold our first commercial PQ-SMES unit in June 1997, and as of January 31, 2000 we had 10 PQ-SMES units in use by customers requiring high-quality power to maintain sensitive industrial processes in industries including paper, plastics and automotive parts manufacturing, and to maintain critical information processing, military and research applications. We also have received orders for three additional PQ-SMES units from two semiconductor customers seeking to protect their facilities from being shut down due to momentary sags in voltage. In February 1999, we launched a new product that we call distributed SMES, or D-SMES, which uses the same basic components as PQ-SMES but which is used at substations within large-scale transmission networks to protect them against power reliability problems such as voltage instability and low voltage problems. As of January 31, 2000, we had received orders for seven D-SMES units.

   We plan to use a portion of the net proceeds of this offering to increase our manufacturing capacity for HTS wire, to provide wire for demonstrations of applications such as cables and motors in the near term, to achieve reduced manufacturing costs associated with higher volume production, and to have the wire production capacity in place as the commercial viability of various applications is demonstrated. We also plan to use a portion of the net proceeds of this offering to increase our manufacturing capacity for our SMES products.

Market Overview

Power Demand

   Since we were founded in 1987, the total demand for electricity in the United States has increased by 35%. This growth continues a long-term trend toward electrification of energy use throughout the developed world. While total per capita energy consumption in the United States has remained essentially flat since the early 1970s, the portion of energy consumed in the form of electricity has grown from 25% in 1970 to 40% in 1998. The rapid growth in the use of computers, the Internet and telecommunications products has created a significant increase in demand for power to run computer equipment, cellular base stations and the many other components and devices that depend on electricity.

   Projected growth rates for power consumption by these new technologies are far higher than for traditional uses of power, which have historically grown roughly in proportion to GNP growth. These new uses of electricity were minimal or non-existent 10 years ago. Industry sources have estimated that the share of all U.S. electricity consumed by computer-based microprocessors is 13% and that within two decades, given the rapid growth of the Internet, 30% to 50% of the nation's electricity supply may be required to meet the direct and indirect needs of the Internet. Industry sources also project that as many as one billion computers will be connected to the Internet worldwide by 2005, requiring an amount of power equal to the entire electric output in the U.S. today. Thus, the growth of the digital and Internet economies will drive demand for significantly increased amounts of electric power in the future.

   While the demand for electricity is increasing, the ability of electric utilities to deliver power to users by way of power transmission and distribution cables is being taxed severely. Although electricity use has increased 35% over the last 12 years, investments in the transmission and distribution systems that deliver power to users have increased by only 18% during that period. Power failures in a number of major cities in the United States during the summer of 1999, caused in several cases by failures of overloaded power cables, indicate that the power delivery infrastructure must be upgraded to keep pace with the increased demand for power. Several years ago, the Electric Power Research Institute, known as EPRI, estimated that there were 2,200 miles of power cables in the United States alone that were candidates for replacement, and we believe that this figure has increased in recent years. We estimate that the worldwide market for cables for both power transmission and distribution applications that could be addressed by HTS power cables is $4.8 billion per year.

Power Quality and Reliability

   The reliability of the power supply network and the quality of the power delivered are becoming increasingly important in today's economy. Many of the new computer and telecommunications applications that are driving the increased demand for power incorporate silicon chips that require a higher level of power reliability and quality. Voltage instability and low voltage in the power delivery network are significant problems for modern computers and telecommunications equipment. As the Internet economy grows, avoiding downtime due to power-related problems will become increasingly important. In addition, the increased use of sensitive electronics in manufacturing has led to more frequent and abrupt shutdowns of industrial operations because of voltage drops. Protection against power quality problems such as momentary--typically less than two-second--voltage sags can provide significant economic value to large industrial users of power. According to EPRI, the cost of power disruptions in the United States is approximately $30 billion per year. Industry sources have estimated that the North American market for power quality solutions for large and facility-scale equipment was approximately $485 million in 1998 and will grow to approximately $865 million by 2003. We estimate that the market for power reliability solutions addressing voltage stability and low voltage in transmission networks is currently $500 million per year in the United States.

   In the past, electric utilities have attempted to enhance the reliability of their networks primarily by installing more power lines. Power suppliers are finding it increasingly difficult to get permits for new lines due to environmental, health, safety, property value and aesthetic concerns. As a result, both power users and electric utilities are seeking new solutions for their power quality and reliability problems.

Motors and Generators

   The market for large electric motors--that is, motors with at least 1,000 horsepower power ratings--and generators is a well-developed market characterized by many competitors and intense price competition. We estimate that the worldwide market for these motors is approximately $1 billion per year, and that the worldwide market for electrical generators with power ratings over 30 megawatts is approximately $2 billion per year. Large electric motor production today is labor intensive, requires a large fixed asset investment and does not lend itself well to mass production techniques. As a result, many large motor and generator manufacturers are seeking opportunities to reduce their manufacturing and/or investment costs to improve profitability.

Our Solutions

   Our products, and products sold by electrical equipment manufacturers that incorporate our products, can address the growing demand for increased power capacity and reliability. Our products are also intended to enhance the profitability of businesses that manufacture and sell electrical equipment such as motors and generators.

HTS Wire for Power Transmission Cables

   We believe our core product, HTS wire, which can be used in high-capacity power cables that are the backbone of the power delivery infrastructure, can help meet the increasing demand for more electric power. Our currently available HTS wire has at least 100 times the power capacity of copper wire of the same dimensions. Because of the high power capacity of our HTS wire, underground power cables using our HTS wire will contain much less wire, yet will have the potential to carry two to five times more power than copper-wire cables of the same dimensions.

   HTS cables can provide a variety of advantages over conventional copper cables. Using HTS cables that are installed in existing conduits, rather than building additional conduits for more traditional cables, can eliminate excavation costs and significantly reduce construction and engineering costs, which typically account for up to 70% of the total system costs for underground transmission projects in urban systems involving conventional cables. In addition, using HTS power cables to replace copper cables in existing power systems would free up underground cable conduits for other uses, such as telecommunications, high-speed Internet and cable television. We also believe that the installation of HTS cables in existing urban conduits will allow the elimination of some substations within cities, potentially freeing up real estate for other uses. We believe that the advantages of HTS cables will also be very attractive to businesses that distribute power in suburban settings, many of which find it increasingly difficult to secure clearance for overhead power lines.

   During the second calendar quarter of 2000, we expect to complete the manufacture of approximately 18 miles of HTS wire for our strategic alliance partner, Pirelli, the largest power cable manufacturer in the world. Pirelli will use this HTS wire to manufacture three 400-foot HTS power cables, which are targeted to be installed in a substation in Detroit by the end of calendar year 2000 in replacement of nine copper-wire cables. We believe this will represent the world's first use of HTS power cables in a power transmission network. These three HTS cables will carry 100 megawatts of power, the same amount carried by the existing nine copper-wire cables. The HTS wire in these new cables will weigh approximately 900 pounds, as compared to the approximately 18,000 pounds of copper wire in the cables they will replace. We expect to deliver by June 2000 an additional 10 miles of HTS wire to Pirelli for cable demonstration projects in Italy and France. Pirelli and American Superconductor are targeting additional HTS cable demonstrations over the next several years.

Superconducting Magnetic Energy Storage (SMES) Systems

   We offer a line of superconducting magnetic energy storage (SMES) products that can provide solutions for industrial power quality problems faced by industrial users of power and transmission network power reliability problems faced by electric utilities. Because the wire in a coil of superconducting material has no resistance to the passage of electrical current, large amounts of electricity can be stored in those coils and the stored electricity can be removed from the coil very rapidly. These features provide the basis for our line of SMES products, which protect industrial power users from the adverse effects of momentary drops in voltage in power networks and provide electric utilities with a means of stabilizing voltage in their power networks by quickly releasing large quantities of power from a storage coil to restore the voltage to its normal level. Our SMES products use LTS electromagnets combined with power semiconductor devices. We have also incorporated HTS wire--rather than copper wire--into our SMES products to carry power in and out of the LTS storage coils, which has significantly reduced the cost of manufacture and the electrical operating costs of our SMES products.

   Our SMES power quality products are currently employed by industrial users of power to prevent motors and sensitive electronic devices from being disrupted by momentary dips in voltage that occur in power distribution networks, thereby saving companies the associated cost of factory downtime, damaged equipment and lost productivity. Industry sources estimate that more than 80% of these disruptions to industrial operations are caused by voltage sags that last less than two seconds. Our SMES products, with their large energy storage capacities and fast recharging capabilities, can provide a solution to momentary aberrations in power quality. We are also selling our SMES systems to electric utilities. We believe our SMES products can provide utilities with more effective, lower cost and quicker solutions for problems of voltage instability and low voltage in large-scale transmission networks.

   We offer two SMES product lines:

  . Power Quality SMES, known as PQ-SMES, addresses power quality problems faced by industrial users of electricity.

  . Distributed-SMES, known as D-SMES, addresses power reliability problems in power delivery networks.

   Our PQ-SMES systems are typically installed at industrial and manufacturing sites with electrical loads greater than three megawatts. As of January 31, 2000, we had 10 SMES units in use by customers requiring high-quality power to maintain sensitive industrial processes in industries including paper, plastics and automotive parts manufacturing, and to maintain critical information processing, military and research applications. These 10 units have in excess of 35 years of cumulative field operation. We have also received orders for installation of three additional PQ-SMES units at two semiconductor production sites.

   In February 1999, we introduced our D-SMES product, which solves voltage stability and low voltage problems in large-scale transmission networks. D-SMES systems are based on the same building blocks used to manufacture PQ-SMES products and, like PQ-SMES products, are housed in easy-to-install 48-foot trailer units. D-SMES systems consist of one or more SMES units installed at substations throughout a power transmission network, and these units may be easily moved to different locations within the network as needs change. We believe that the application of SMES technology to the problem of power network reliability represents a significant growth opportunity for our superconductor technology. Through January 31, 2000, we have received orders for seven D-SMES units. We expect that the first installation of our D-SMES product will be comprised of six units in a utility transmission network and will be completed by June 2000. These units are subject to a buy-back provision and therefore revenue will only be recognized as this buy-back provision expires. We do not anticipate including buy-back provisions in future D-SMES sales transactions.

HTS Wire and Coils for Motors and Generators

   We are developing and manufacturing HTS wire and coils for large industrial motors with a power rating of over 1,000 horsepower, which are typically used to run pump, fan and compressor systems. These motors currently use approximately 25% of all electricity generated in the United States. We are also developing and manufacturing HTS wire and coils for electric generators used by power producers to generate electricity. We believe HTS-based motors and generators will be significantly less expensive to manufacture and operate, more efficient, and smaller and lighter than traditional motors and generators. We have formed an Electric Motors and Generators business unit focused on commercializing our HTS motor and generator technology.

   We believe that HTS technology will initially be applied to industrial motors that have power ratings of 1,000 horsepower or greater. We are working with Rockwell Automation Power Systems, an operating unit of Rockwell International Corporation, to jointly develop 1,000 horsepower and 5,000 horsepower demonstration motors as part of a government-sponsored program. Our role is primarily to supply HTS coils and the refrigerators to cool these coils for use in the demonstration motors. In 1999 we manufactured and delivered HTS coils to Rockwell for use in the first 1,000 horsepower HTS demonstration motor. We expect that this motor will be operational in the first quarter of calendar year 2000. We also expect to deliver HTS coils to Rockwell for a 5,000 horsepower motor in calendar year 2001. Rockwell markets large industrial electric motors under the Reliance Electric brand name.

   We also plan to develop and manufacture HTS motors and generators using our HTS wire. Utilizing our 10 years of design and development experience in the area of HTS industrial motors, we have created proprietary designs for HTS motors and generators that we expect will dramatically reduce the cost of manufacturing this equipment. Our large HTS motors and generators currently under design are as small as one-tenth the size of a conventional machine of the same power rating and should operate at higher efficiency. We currently intend to team with one or more motor and generator manufacturers to form a joint venture for manufacturing HTS motors and generators. If we are successful in establishing such a joint venture, we intend to sell HTS components to the joint venture enterprise.

   In June 1999, we were awarded a contract by the U.S. Office of Naval Research to design a 25,000 horsepower HTS motor for ship propulsion. We believe that ship propulsion applications, both for Navy and merchant ships, represent an attractive market for HTS motors and generators.

HTS Wire and Cables for Transformers and Other HTS Products

   We are developing, in cooperation with Electricite de France (known as EDF) and ABB Power Transmission and Distribution Company, HTS wire and cables specifically for use in transformers. Utilities and industrial power customers use transformers to increase and decrease voltage levels. We believe that HTS transformers will offer a number of improved features compared to conventional transformers, as well as entirely new functionality with important utility systems benefits such as improved voltage regulation. This special HTS wire is also designed to provide fault current limiting functionality, which instantaneously protects a power network from electrical surges caused by events such as lightning. We expect that HTS transformers will be approximately half the size and weight of conventional transformers, which would increase existing substation capacity, reduce land area needed for new substations, and greatly relieve transportation challenges currently faced by electric utilities. HTS transformers would use liquid nitrogen, which is less expensive than oil, is non-flammable, and poses fewer environmental risks than the oil surrounding copper coils in conventional transformers. We expect that the first delivery of our HTS transformer wire for prototype applications will occur in calendar year 2001 and will consist of over 40 miles of wire.

   We also sell HTS current leads--which are conductors that carry electric current but minimal heat into ultra-low temperature environments--to a variety of customers including MRI manufacturers and particle accelerator laboratories.

Cooling Systems

   We are designing and fabricating cooling systems to support our superconducting products, which will operate only if the wire or coils are cooled below their critical temperature. Our HTS materials, which maintain their superconductivity at higher temperatures than LTS materials, are cooled with liquid nitrogen or with special refrigerators known as cryocoolers. In particular, the HTS wire used to manufacture HTS power cables is typically cooled by flowing liquid nitrogen, a non-toxic liquid, through the hollow core of the cables. In contrast to oil, which is typically used to dissipate the heat generated by running an electrical current through copper wires or is used as an electrical insulating medium in some cables and most large transformers, the liquid nitrogen used to cool our HTS wire is non-flammable and presents fewer environmental hazards than those associated with the use of oil. Liquid nitrogen is also significantly less expensive than oil.

   Our LTS materials require cooling to lower temperatures than HTS materials. Liquid helium combined with cryogenic, or very low temperature, refrigerators is used to cool the magnetic coils in our SMES products.

Strategic Relationships, Research Arrangements and Government Contracts

   We have a number of strategic relationships, research arrangements and government contracts. Our most significant strategic corporate agreements are with Pirelli, EDF and ABB. We believe strategic relationships, research arrangements and government contracts provide us with the following important benefits:

  . Several of our strategic partners will be critical in developing and demonstrating commercial applications for our HTS products.

  . Several of these relationships, particularly those with Pirelli and ABB, provide a potential direct market for our HTS wire.

  . Various parties to these arrangements provide us with critical funding. From inception through December 31, 1999, we received approximately $60 million of funding under research and development contracts.
     Approximately 67% of this funding came from the private sector, with the balance from government agencies.

  . They provide us with development and marketing rights to important technologies.

  .  They assist us in meeting benchmarks.

   The Pirelli alliance was originally established in February 1990 and has encompassed a series of different agreements intended to combine Pirelli's cable technology, manufacturing and marketing expertise with our proprietary wire-manufacturing technologies for the purpose of developing and producing HTS wire for cables. The Pirelli agreements contain provisions governing the manufacture, sale and use of our HTS cable wire in cables used to transmit both electric power and control signals. In general, Pirelli is obligated to buy this HTS wire exclusively from us or to pay us royalties for any of the wire it manufactures, and we are obligated to sell this cable wire exclusively to Pirelli, for use in these applications anywhere in the world other than Japan. We have exclusive manufacturing rights for this wire in North America for these applications, and Pirelli may obtain manufacturing rights in Europe and other parts of the world, subject to the payment of royalties to us. The terms of the current agreement relating to joint development activities for this HTS wire expired on September 30, 1999. Pirelli provided us with a total of $16.1 million in development funding through September 30, 1999. We signed a new development agreement with Pirelli on December 15, 1999, under which Pirelli has agreed to provide us with up to $13.8 million in additional funding over the five-year period from October 1, 1999 through September 30, 2004. Portions of this contract are subject to cancellation provisions. This new agreement focuses on the development of the next generation HTS wire as well as further improvements to our currently available HTS wire.

   The EDF relationship was established in April 1997. It involves:

  . the exchange of information relating to developments in HTS technology and related fields and trends in the electricity industry;

  . the review of technical, industrial and commercial topics by the parties through an advisory board comprising representatives from both our company and EDF; and

  . a development program, in conjunction with ABB, on HTS wire for transformers and support of our next generation wire program.

As part of the EDF alliance, in 1997 a subsidiary of EDF purchased 1.0 million shares of our common stock for $10.0 million. EDF's subsidiary currently owns
1.1 million shares of common stock, representing approximately 7.0% of our outstanding common stock. EDF has agreed to pay us an aggregate of $5.0 million between 1997 and 2001 as development fees; $4.1 million had been recorded as revenue as of September 30, 1999. The remaining funding commitment may be terminated upon 90 days notice by either party.

   The ABB relationship is designed to combine ABB's transformer technology, manufacturing and marketing expertise with our proprietary HTS wire technologies for the purpose of developing and producing special HTS wire and cables for transformers. In 1998, ABB agreed to pay us an aggregate of $5.0 million between 1997 and 2001 as development fees; $4.0 million had been recorded as revenue as of September 30, 1999. The remaining funding commitment may be terminated upon 90 days notice by either party.

   In January 1999, we and ABB received an award from the U.S. Department of Energy to install a 10 million volt-amperes HTS transformer in a U.S. electric utility network, and EDF and ABB plan to test a 10 million volt-amperes HTS transformer in the Paris area in the second half of calendar year 2001.

   We have also established a number of collaborative research relationships with organizations such as Industrial Research, Ltd. in New Zealand, several U.S. Department of Energy laboratories, the University of Wisconsin Applied Superconductivity Center, MIT and EPRI. We are also party to a number of government contracts, with entities such as Wright-Patterson Air Force Base and the U.S. Department of Energy through its Superconductivity Partnership Initiative, relating to the development and supply of prototype products.

Superconductivity

   A superconductor is a perfect conductor of electricity. It carries direct current with 100% efficiency because no energy is dissipated by resistive heating. Direct current in a superconducting loop can flow undiminished forever. Superconductors can also conduct alternating current but with some slight loss of energy.

   Superconducting materials lose all resistance to the flow of direct electrical current and nearly all resistance to the flow of alternating electrical current when they are cooled below a critical temperature. The critical temperature is different for each superconducting material. Superconducting materials known today, including both HTS materials and LTS materials, need to be cooled to very low temperatures to act as superconductors.

   The graph on the following page illustrates the complete loss of resistance to the flow of electricity through wire of an LTS material (niobium-titanium alloy) and an HTS material (bismuth-based, copper oxide ceramic) at their critical temperature. The HTS material in this chart has no electrical resistance below 108 Kelvin (-265 degrees Fahrenheit). The LTS material in this chart has no electrical resistance below 10 Kelvin (-441 degrees Fahrenheit).

                             [CHART APPEARS HERE]

   A combination of three conditions must be met for a material to exhibit superconducting behavior:

  . The material must be cooled below its critical temperature (Tc).

  . The current passing through a cross-section of the material must be below a level known as the critical current density (Jc).

  . The magnetic field to which the material is exposed must be below a value known as the critical magnetic field (Hc).

   The initial discovery of superconducting materials was made in 1911. Before 1986, no known superconductor had a critical temperature above 23 Kelvin. Zero Kelvin is the absolute zero of temperature, and is the equivalent of -459 degrees Fahrenheit; 23 Kelvin is the equivalent of -418 degrees Fahrenheit. Although it is possible to cool LTS materials to their critical temperature, that cooling process is expensive and often difficult, which limits the commercial applications of LTS technology.

   In 1986, a breakthrough in superconductivity occurred when two scientists, Dr. K. Alex Muller and Dr. J. Georg Bednorz, at an IBM laboratory in Zurich, Switzerland, identified a ceramic oxide compound, an HTS material, which was shown to be superconductive at 36 Kelvin (-395 degrees Fahrenheit). This discovery earned them the Nobel Prize for Physics in 1987, which is one of the four Nobel Prizes that have been awarded for work on superconductivity. A series of related ceramic oxide compounds that have higher critical temperatures have been subsequently discovered.

Status of Our HTS Wire Development

   We have been successful in developing and producing HTS wire with performance levels sufficient to meet the technical needs for applications such as cables for urban power transmission systems and very high horsepower motors such as motors with power ratings over 5,000 horsepower. We believe that the electrical and mechanical properties of this wire, including its ability to withstand forces of tension, compression and bending during device manufacturing and operation, are also adequate for present applications.

   Although we have made rapid progress recently in improving the performance levels of our HTS wire, the commercial viability of applications for this wire still needs to be established through demonstrations. We will also need to:

  . successfully address the manufacturing engineering challenges necessary to apply our manufacturing techniques to the production of HTS wires in longer lengths and in greater quantities;

  . increase our manufacturing capacity for HTS wire; and

  . reduce the manufacturing costs for our HTS wire.

We believe that several years of further development and demonstration of HTS applications will be necessary before HTS products are widely accepted on a commercial basis. We also believe that several years of further operation in a scaled-up manufacturing environment will be necessary before HTS wire costs decrease to the levels required for our wire to achieve broader market penetration.

HTS Wire Production Techniques

   We produce HTS wire by a variety of techniques. Our principal technique involves deformation processing, which is in some respects closely analogous to the technique used in the existing metal wire industry. In this approach, a metal tube, typically silver, is packed with an oxide precursor powder and sealed. The tube is then deformed into a wire shape by a variety of deformation processing techniques such as extrusion, wire-drawing, multifilamentary bundling, and rolling. Finally, the wire is heat-treated to transform the precursor powder inside the wire into a high-temperature superconductor. We consider the resulting composite structure, in this case consisting of many fine superconducting filaments imbedded in a metal matrix, to be one preferred method of achieving flexibility and durability in our wire and wire products. The multifilamentary composite structure is the subject of a patent owned by MIT, based on an invention by Dr. Gregory Yurek, our Chairman of the Board, President and Chief Executive Officer and founder, and a former professor at MIT, and Dr. John Vander Sande, a professor at MIT and a member of our Board of Directors. This patent is licensed to us on an exclusive basis until 2010.

   We also recently introduced new features to enhance the performance of our multifilamentary composite wire. For example, we have added oxide particles to the silver metal to enhance its strength. We also laminate thin layers of stainless steel or other metal on the faces of the HTS tape-shaped wire, which further strengthens and protects the wire.

   Within the past few years, very high levels of current carrying performance have been reported in small laboratory samples of HTS coated conductor wire. Coated conductor wire is made of a thick film of HTS material deposited on a flexible base, typically with a buffer layer in between. We have studied several HTS coated conductor processes and believe that these processes have the potential for use in manufacturing the next generation of HTS wire with high current-carrying capacity and lower cost than multifilamentary composite wire. We are pursuing the development of these processes with a significant internal program. We are also collaborating with EPRI, Los Alamos National Laboratory, Oak Ridge National Laboratory, MIT and other organizations in the research and development of this technology. We have fabricated coated conductor wire samples at high-performance levels. However, to date, these have been short lengths of wire and there can be no assurance that we will succeed in developing this technology for commercial use.

Manufacturing

   We produce our HTS wire at our 102,000 square-foot Westborough, Massachusetts, headquarters facility, where we currently manufacture HTS wire at the rate of 150 miles per year. In Westborough, we have implemented statistical process control techniques and have defined manufacturing procedures for low-cost, reliable manufacturing operations. Our goal is to increase our wire manufacturing capacity by a factor of two, to 300 miles per year, by March 2000. Based on our business development plan, we expect that the existing facility will provide sufficient wire manufacturing capacity to support our needs through December 2001.

   We expect to lease a new manufacturing facility for our HTS operations within the next year, and we plan to use a portion of the net proceeds of this offering to purchase leasehold improvements and equipment for that new facility. We plan to use this new facility to expand our HTS wire production to meet our goal of producing thousands of miles of HTS wire per year to meet expected demand for applications such as power transmission cables, motors and generators.

   We manufacture our commercial SMES systems at our 60,000 square-foot manufacturing facility in Middleton, Wisconsin. We assemble our SMES systems by combining components purchased from other parties with our proprietary LTS and HTS components, which we manufacture ourselves. We have developed manufacturing infrastructure including discrete work centers to enable production, assembly and testing of 48 SMES systems per year, a capability we expect to have in place in the second calendar quarter of 2000.

   We expect to lease additional manufacturing space for our SMES operations within the next year, and we plan to use a portion of the net proceeds of this offering to purchase leasehold improvements and equipment for that new facility.

Sales and Marketing

   We plan to sell our HTS wire and wire products through both a direct sales force and through marketing and distribution alliances with third parties. We are building a direct sales organization that can effectively demonstrate the advantages of our products over both more traditional products and competitive superconducting products.

   We expect to leverage the technical knowledge of our sales force with the strengths of our strategic alliance partners in understanding customer needs and creating market demand for new electrical products based on our HTS wire. These partners include:

  . Pirelli, the world's largest producer of power cables;

  . ABB, the world's leading manufacturer of transformers;

  . Rockwell, a leading manufacturer of large industrial motors; and

  . EDF, one of the world's largest electric utilities.

   We also expect to enter into arrangements with other third parties for the marketing and distribution of our HTS products, including arrangements with original equipment manufacturers, commonly known as OEMs, in which our products--particularly coils of HTS wire--are included as a component of a larger product--such as a motor or generator.

   We are developing several sales and distribution channels for our SMES products, including a direct sales organization, distributors and OEMs. We have distribution agreements with utility companies in North America, Europe and South Africa.

   We have recently added experienced transmission network planners to provide marketing and sales support for our D-SMES product, which was introduced in February 1999. These individuals, who are experienced in the analysis and design of transmission and distribution networks, will help prospective customers to develop familiarity with our new technology and to assess the beneficial impact D-SMES can provide in the operation of their network systems. We plan to continue to build system planning expertise to accelerate sales growth and add a portfolio of value-added services for our utility customers.

Competition

   As we begin to market and sell our superconducting products, we will face intense competition both from vendors of traditional products and from competitors in the superconducting field. There are a number of companies in the United States, Europe, Japan and Australia engaged in the development of HTS products. For HTS wire and applications, our principal competitors presently include:

  . several Japanese companies, such as Sumitomo Electric Industries,
    Hitachi, Furukawa Electric Co. and Fujikura;

  . several European companies, such as Siemens AG and Vacuumschmelze GmbH in Germany, Nordic Superconductor Technologies in Denmark, Alcatel in France, and B.I.C.C. and Oxford Instruments in England; and

  . several companies in the U.S., such as 3M, Intermagnetics General and EURUS Technologies.

Each of these companies is devoting significant efforts to the development of flexible, long-length HTS wire. Most of these companies, as well as others such as Toshiba, are also developing HTS magnets and/or systems.

   We do not know of any companies currently selling low-temperature SMES products that compete with our SMES products. However, there is a government-sponsored program in Japan to develop SMES systems for power quality applications. ACCEL Instruments GmbH in Germany is also exploring this technology. Our SMES products also compete against:

  . dynamic voltage restorers produced by companies such as Siemens;

  . flywheels under development by various companies around the world;

  . static VAR compensators; and

  . battery-based, uninterruptible power supply systems, which are widely manufactured and used around the world.

   Many of our competitors have substantially greater financial resources, research and development, manufacturing and marketing capabilities than we do. In addition, as the HTS market and the power quality and reliability market develop, other large industrial companies may enter these fields and compete with us.

Patents, Licenses and Trade Secrets

HTS Patent Background

   Since the discovery of high temperature superconductors in 1986, the HTS industry has been characterized by rapid technical advances, which in turn have resulted in a large number of patents--including overlapping patents-- relating to superconductivity being applied for and granted worldwide. As a result, the patent situation in the field of HTS technology and products is unusually complex.

   An important part of our business strategy is to develop a strong patent position in both the HTS area and the SMES area. Our patent portfolio comprises both patents we own and patents we license from others. We devote substantial resources to building a strong patent position and we believe that we have significantly strengthened our position in the past several years. As of January 31, 2000, we owned (either alone or jointly) over 50 U.S. patents-- as compared to 29 as of March 31, 1998--and had over 90 U.S. patent applications (jointly or solely owned) on file. We also held licenses from third parties covering over 50 issued U.S. patents and over 10 U.S. patent applications. We believe that our current patent position, together with our expected ability to obtain licenses from other parties to the extent necessary, provide us with sufficient proprietary rights to enable us to develop and sell HTS and SMES products in the manner contemplated by this prospectus. However, for the reasons described below, there can be no assurance that this will be the case.

   Despite the strength of our patent position, a number of U.S. and foreign patents and patent applications of third parties relate to our current products, to products we are currently developing, or to technology we are now using in the development or production of our products. We may need to acquire licenses to those patents, or to successfully contest the scope or validity of those patents, or to design around patented processes or applications.

   If companies holding patents or patent applications that we need to license are competitors of ours, we believe the strength of our patent portfolio will significantly improve our ability to enter into license or cross-license arrangements with these companies. However, there can be no assurance that we will be able to obtain all necessary licenses from competitors on commercially reasonable terms, or at all.

   We may be required to obtain licenses to some patents and patent applications held by companies or other institutions, such as national laboratories or universities, which are not directly competing with us. Those organizations may not be interested in cross-licensing or, if willing to grant licenses, may charge higher royalties. We have successfully obtained licenses from a number of such organizations, including Lucent Technologies, Superlink of New Zealand and MIT, with royalties we consider reasonable. Based on our past experience, we are optimistic that we will be able to obtain any other necessary licenses on commercially reasonable terms. However, there can be no assurance that we will be able to do so.

   If we are unable to obtain all necessary licenses upon reasonable terms, that could significantly reduce the scope of our business and have a material adverse effect on our results of operations. We do not now know the likelihood of successfully contesting the scope or validity of patents held by others. In any event, we could incur substantial costs in challenging the patents of other companies. Moreover, the nature of HTS patents is such that third parties are likely to challenge some of our patents or patent applications, and we could incur substantial costs in defending the scope and validity of our own patents or patent applications whether or not a challenge is ultimately successful.

   The sections which follow give more detailed information on the different areas related to designing and manufacturing superconducting products:

  . the choice of materials used to make HTS products;

  . the wire processing methods to be applied to those materials and the wire architecture;

  . the components or subsystems to be fabricated and the fabrication methods to be used; and

  . SMES systems.

Choice of HTS Materials

   At any given time, we will have a preference for using one or a few specific HTS materials in the production of our products. Any HTS material we use is likely to be covered by one or more patents or patent applications held by other parties.

   We have obtained licenses to patents and patent applications covering some HTS materials, including an exclusive license from Superlink and a non-exclusive license from Lucent Technologies. However, we may have to obtain additional licenses to HTS materials.

HTS Wire Processing and Wire Architecture

   We are concentrating on two main methods for processing HTS materials into wire. One produces multifilamentary composite wire, and the other produces coated conductor wire architecture. Our strategy is to obtain a proprietary position in each of these methodologies through a combination of patents, licensing and proprietary know-how. If alternative processes become more promising in the future, we will also seek to develop a proprietary position in these alternative processes.

   We have filed a number of patent applications that are applicable to multifilamentary and coated conductor wire architecture. Some of these applications have been issued as patents in the United States and abroad, while others are pending. We have acquired an exclusive license from MIT to intellectual property relating to coated conductors and a non-exclusive license from Lucent Technologies relating to the production of multifilamentary composite wire. We also have acquired options to exclusively license additional intellectual property in the coated conductor area through our collaboration with EPRI.

   We have an exclusive license from MIT under an issued U.S. patent that covers the architecture of multifilamentary composite wire, specifically the composite of HTS ceramics and noble metals such as silver. We have also filed patents on laminate structures for this wire and on new architectures for coated conductor wire.

   A number of other companies have also filed patent applications, and in some instances have been issued patents, on various aspects of wire processing and wire architecture. To the extent that any of these issued or pending patents might cover the wire processing methodologies or wire architectures we use, we may be required to obtain licenses under those patents.

HTS Component and Subsystem Fabrication Patents; HTS Application Patents

   We have received several patents and filed a significant number of additional patent applications regarding:

  . the design and fabrication of electromagnetic coils and electromagnets;

  . the integration of these products with an appropriate coolant or cryocooler;

  . the application of these products to specific end uses; and

  . HTS motor and generator designs.

   Since the HTS motor and generator field is relatively new, we believe we are building a particularly strong patent position in this area. A number of other companies have also filed, and in some instances have received, patents on various applications of HTS wire and component and subsystem fabrication methods. If any existing or future patents cover any of these aspects of our operations, we may be required to obtain licenses under those patents.

SMES Systems

   We have received several patents and filed a significant number of additional patent applications on power quality and reliability systems, including the distributed SMES concept. We believe we have a strong patent position in the SMES area.

Trade Secrets

   Some of the important technology used in our operations and products is not covered by any patent or patent application owned by or licensed to us. However, we take steps to maintain the confidentiality of this technology by requiring all employees and all consultants to sign confidentiality agreements and limiting access to confidential information. However, no assurance can be given that these measures will prevent the unauthorized disclosure or use of that information. In addition, there is no assurance that others, including our competitors, will not independently develop the same or comparable technology.

Employees

   As of December 31, 1999, we employed a total of 263 persons, 25 of whom have Ph.D's in material science, physics or related fields. None of our employees are represented by a labor union. We believe that our employee relations are good.

Properties

   Our operations are located in approximately 102,000 square feet of space in Westborough, Massachusetts, and approximately 60,000 square feet of space in Middleton, Wisconsin. We occupy our Westborough facility under a lease which expires on May 31, 2003, and we have an option to extend the lease for an additional five-year term. We occupy the Middleton facilities under two leases which expire on December 31, 2003. We expect to lease additional space for our manufacturing operations within the next year.

Legal Proceedings

   We are not involved in any legal proceedings other than routine litigation incidental to our business which we do not consider material.

                                  MANAGEMENT

   The tables and biographical summaries set forth below contain certain information with respect to our directors, executive officers and certain other senior managers as of December 31, 1999:

 Name                                      Age             Position
 ----                                      ---             --------
 Gregory J. Yurek........................  52  President, Chief Executive
                                               Officer and Chairman of the
                                               Board of Directors
 Roland E. Lefebvre......................  49  Executive Vice President and
                                               Chief Operating Officer
 Alexis P. Malozemoff....................  55  Senior Vice President and Chief
                                               Technical Officer
 Stanley D. Piekos.......................  52  Vice President, Corporate
                                               Development, Chief Financial
                                               Officer, Treasurer and Secretary
 Ross S. Gibson..........................  41  Vice President, Human Resources
 John B. Howe............................  43  Vice President, Electric
                                               Industry Affairs
 Thomas M. Rosa..........................  46  Chief Accounting Officer,
                                               Corporate Controller and
                                               Assistant Secretary
 Maxwell Mulholland......................  39  General Manager, Electric Motors
                                               and Generators Business Unit
 Robert E. Schwall.......................  52  Vice President, Product
                                               Engineering
 John D. Scudiere........................  45  Vice President and General
                                               Manager, HTS Business Unit
 Charles W. Stankiewicz..................  40  General Manager, SMES Business
                                               Unit
 Albert J. Baciocco, Jr..................  68  Director
 Frank Borman............................  71  Director
 Peter O. Crisp..........................  67  Director
 Richard Drouin..........................  67  Director
 Gerard J. Menjon........................  50  Director
 Andrew G. C. Sage, II...................  73  Director
 John B. Vander Sande....................  55  Director

   Gregory J. Yurek co-founded American Superconductor in 1987 and has been President since March 1989, Chief Executive Officer since December 1989 and Chairman of the Board of Directors since October 1991. Dr. Yurek also served as Vice President and Chief Technical Officer from August 1988 until March 1989 and as Chief Operating Officer from March 1989 until December 1989. Prior to joining American Superconductor, Dr. Yurek was a Professor of Materials Science and Engineering at MIT for 13 years. Dr. Yurek has been a director of American Superconductor since 1987.

   Roland E. Lefebvre joined American Superconductor in May 1996 as our Vice President, Sales and Marketing and was elected our Executive Vice President and Chief Operating Officer in May 1998. Prior to joining American Superconductor, Mr. Lefebvre spent 23 years at General Electric Company in a variety of positions, most recently as General Manager, National Account Sales.

   Alexis P. Malozemoff joined American Superconductor as our Vice President, Research and Development in January 1991 and was elected our Chief Technical Officer in January 1993 and Senior Vice President in May 1998. Prior to joining American Superconductor, Dr. Malozemoff spent 19 years at IBM in a variety of research and management positions, most recently as IBM Research Coordinator for High Temperature Superconductivity.

   Stanley D. Piekos joined American Superconductor in February 1998 as our Chief Financial Officer, Vice President, Corporate Development, Treasurer and Secretary. From June 1994 until February 1998, Mr. Piekos served as Vice President and Chief Financial Officer of Brooks Automation, Inc., a supplier of robotics and controls to the semiconductor production equipment industry. For the nine years prior to June 1994, Mr. Piekos was employed by Helix Technology Corporation, a manufacturer of cryogenic equipment, most recently as Vice

President and Chief Financial Officer. During his first fifteen years in business, Mr. Piekos held a variety of positions in financial management and marketing with W.R. Grace & Co., a global manufacturer of specialty chemicals and industrial equipment.

   Ross S. Gibson joined American Superconductor as our Vice President, Human Resources in July 1997. From April 1992 until June 1997, Mr. Gibson served in a variety of positions at Cambridge Neuroscience, Inc., most recently as Vice President, Human Resources and Administration and Chief Administrative Officer. Mr. Gibson has also held positions at Lifeline Systems, Lotus Development and General Motors.

   John B. Howe joined American Superconductor in November 1997 as our Director, Electric Industry Affairs and was elected our Vice President, Electric Industry Affairs in May 1998. From November 1995 until September 1997, Mr. Howe was Chairman of the Massachusetts Department of Public Utilities. For the five and one-half years prior to November 1995, Mr. Howe served in various positions, most recently as Vice President, Regulatory and Government Affairs, for U.S. Generating Company.

   Thomas M. Rosa joined American Superconductor in October 1992 as our Corporate Controller and was elected our Chief Accounting Officer and Assistant Secretary in July 1998. Prior to joining American Superconductor, Mr. Rosa spent 10 years in a variety of financial management positions at Prime Computer, Wang Laboratories and Lockheed Sanders, most recently as Division Controller at Prime Computer.

   Maxwell Mulholland joined American Superconductor in November 1999 as General Manager of our Electric Motors and Generators Business Unit. Prior to joining American Superconductor, Mr. Mulholland was a principal consultant in the High Technology Industries Practice of PricewaterhouseCoopers Management Consulting Services for four years. He also served as an engineering officer in the U.S. Navy's Nuclear Propulsion Program and has over 11 years of experience in the operation, maintenance, and overhaul of nuclear power plants.

   Robert E. Schwall joined American Superconductor in April 1993 and was elected Vice President, Engineered Products in April 1996 and Vice President, Product Engineering in April 1999. From March 1984 until April 1993, Dr. Schwall served in a variety of research and management positions at IBM, most recently as Department Manager at the IBM T. J. Watson Research Center.

   John D. Scudiere joined American Superconductor in November 1993 and was promoted to Vice President, Manufacturing in July 1994, Vice President, Operations in May 1996, and Vice President and General Manager, HTS Business Unit in April 1999. Prior to joining American Superconductor, Mr. Scudiere was Director of Programs and Marketing at Oxford Superconductor Technology, a superconductor manufacturer, from August 1990 to October 1993. He also previously held positions at General Electric and Intermagnetics General Corporation.

   Charles W. Stankiewicz joined American Superconductor in July 1998 as General Manager of our SMES Business Unit, based in Madison, Wisconsin. For 10 years prior to joining American Superconductor, Mr. Stankiewicz worked for ABB, most recently as Vice President of Power Development and before that as Vice President, Industrial Steam and Gas Turbines.

   Albert J. Baciocco, Jr. has been President of The Baciocco Group, Inc., a technical and management consulting practice in strategic planning, technology investment and implementation since 1987. Preceding this, he served in the U.S. Navy for 34 years, principally within the nuclear submarine force and directing the Department of the Navy research and technology development enterprise, achieving the rank of Vice Admiral. Admiral Baciocco is a director of Honeywell, Inc. He is a Trustee of the South Carolina Research Authority, a member of the Naval Studies Board of the National Research Council, and serves on several boards and committees of government, industry and academe. Admiral Baciocco has been a director of American Superconductor since April 1997.

   Frank Borman has been Chairman of the Board of Directors of DBT Online Inc., an on-line provider of integrated database servers and related reports, since August 1996, and President of Patlex Corporation, a company engaged in enforcing and exploiting laser-related patents, since 1988. He also served as Chief Executive Officer and a director of Patlex from September 1995 until August 1996, as Chairman and Chief Executive Officer of Patlex from 1988 to December 1992, and as Chairman of AutoFinance Group, Inc.
(AFG) from December 1992 to September 1995, during which period Patlex was a subsidiary of AFG. Mr. Borman served as Vice Chairman of the Board of Directors of Texas Air Corporation from 1986 to 1991. From 1969 to 1986, he served in various capacities for Eastern Airlines, including President, Chief Executive Officer and Chairman of the Board of Directors. Mr. Borman served in the United States Air Force from 1950 to 1970. Mr. Borman currently serves as a director of The Home Depot, Inc. and Thermo Instrument Systems. Mr. Borman has been a director of American Superconductor since 1992.

   Peter O. Crisp has been Vice Chairman of Rockefeller Financial Services, Inc. since December 1997. Previously, he was a General Partner of Venrock Associates, a venture capital firm based in New York, since 1969. Mr. Crisp is also a director of Evans & Sutherland Computer Corporation, Thermedics, Inc., Thermo Electron Corporation, ThermoTrex Corporation and United States Trust Corporation. Mr. Crisp has been a director of American Superconductor since 1987.

   Richard Drouin has been a partner at McCarthy Tetrault, a law firm based in Montreal, Canada, since December 1995. Mr. Drouin is also Vice Chairman of Morgan Stanley Canada Limited. Mr. Drouin was the Chairman and Chief Executive Officer of Hydro-Quebec, a public electric utility based in Canada, from April 1988 to September 1995. Mr. Drouin is a director of Abitibi Consolidated, CT Financial Services Inc., Provigo Inc., Stelco Inc., TVA Group Inc. and Memotec Communications Inc. Mr. Drouin has been a director of American Superconductor since February 1996.

   Gerard J. Menjon has been Executive Vice President, Head of the Research and Development Division, of Electricite de France, a French public electric utility (EDF), since December 1994 and was the Senior Vice President, Business Development, of EDF from February 1992 to November 1994. Mr. Menjon has been a director of American Superconductor since April 1997.

   Andrew G.C. Sage, II has been President of Sage Capital Corporation since 1974. Immediately prior to that time, he served as President of the investment banking firm of Lehman Brothers. Presently, he is Chairman of Robertson Ceco Corporation, a prefabricated metal buildings company, and a director of Worldport Communications, an international telephone company. Throughout his career, Mr. Sage has served in Board and executive positions for numerous public companies. Mr. Sage has been a director of American Superconductor since April 1997.

   John B. Vander Sande co-founded American Superconductor. He has been a professor at MIT specializing in the microstructure of materials since 1971 and was Associate Dean and Acting Dean of Engineering at MIT from 1992 to 1999. Dr. Vander Sande has been a director of American Superconductor since 1990.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 1999, and as adjusted to reflect the sale of the shares of common stock offered by this prospectus, by:

  . each person known by us to be the beneficial owner of more than 5% of our common stock;

  . each of our directors;

  . each of our executive officers; and

  . all of our directors and executive officers as a group.

   Unless otherwise noted below, to our knowledge, each person has sole voting and investment power over the shares shown as beneficially owned except to the extent authority is shared by spouses under applicable law and except as set forth in the footnotes to the table. The number of shares of our common stock outstanding used in calculating the percentage ownership for each person listed includes the shares of common stock underlying options held by such person that are exercisable within 60 days after December 31, 1999, but excludes shares of common stock underlying options held by any other person. Percentage ownership is based on 15,628,150 shares of common stock outstanding as of December 31, 1999, and an additional 3,000,000 shares of our common stock to be outstanding upon completion of this offering.

                                                          Percentage of
                                                           Common Stock
                                                           Outstanding
                                                  ------------------------------
                                Number of Shares
Name of Beneficial Owner       Beneficially Owned Before Offering After Offering
------------------------       ------------------ --------------- --------------
5% Stockholders
E.D.F. Capital
 Investissement, S.A., a sub-
 sidiary of Electricite de
 France, S.A.................      1,100,000           7.04%           5.91%
Capital Guardian Trust Com-
 pany (1)....................        825,000           5.28%           4.43%
Frontier Capital Management
 Co., Inc (2)................        816,200           5.22%           4.38%
State of Wisconsin Investment
 Board (3)...................        810,900           5.19%           4.35%
Directors
Gregory J. Yurek (4).........        571,562           3.56%           3.00%
Albert J. Baciocco, Jr. (5)..         20,000              *               *
Frank Borman (6).............         56,500              *               *
Peter O. Crisp (7)...........         92,603              *               *
Richard Drouin (8)...........         53,000              *               *
Gerard J. Menjon (9).........         18,000              *               *
Andrew G.C. Sage, II (10)....         53,000              *               *
John B. Vander Sande (11)....        142,562              *               *
Other Executive Officers
Roland E. Lefebvre (12)......         87,000              *               *
Alexis D. Malozemoff (13)....        240,950           1.52%           1.28%
Stanley D. Piekos (14).......         74,000              *               *
Ross S. Gibson (15)..........         16,600              *               *
John B. Howe (16)............         28,600              *               *
Thomas M. Rosa (17)..........         10,800              *               *
All directors and executive
 officers as a group
 (14 persons) (18)...........      1,465,177           8.79%           7.45%

--------
*less than 1%

 (1) Information is derived from a Form 13F filed with the Securities and Exchange Commission by Capital Guardian Trust Company on November 12, 1999.

 (2) Information is derived from a Form 13F filed with the Securities and Exchange Commission by Frontier Capital Management Co., Inc. on November 8, 1999.

 (3) Information is derived from a Schedule 13G/A filed with the Securities and Exchange Commission by the State of Wisconsin Investment Board on January 25, 2000.
 (4) Includes 6,662 shares held by Dr. Yurek's wife and children, 428,000 shares subject to outstanding stock options and 25,000 shares subject to certain restrictions on transfer and a repurchase right in favor of American Superconductor.
 (5) Includes 18,000 shares subject to outstanding stock options.
 (6) Includes 53,500 shares subject to outstanding stock options.
 (7) Includes (i) 3,000 shares held by Mr. Crisp's wife and (ii) 61,000 shares subject to outstanding stock options. Mr. Crisp disclaims beneficial ownership of the shares held by his wife.
 (8)  Includes 44,000 shares subject to outstanding stock options.

 (9) Includes 18,000 shares subject to outstanding stock options. Does not include any shares beneficially owned by EDF Capital Investissement, S.A., a subsidiary of Electricite de France, of which Mr. Menjon is an executive officer.
(10) Comprised of 35,000 shares owned by a limited partnership of which Mr. Sage is the general partner and 18,000 shares subject to outstanding stock options.
(11)  Includes 46,000 shares subject to outstanding stock options.
(12) Includes 77,000 shares subject to outstanding stock options and 10,000 shares subject to certain restrictions on transfer and a repurchase right in favor of American Superconductor.
(13) Includes 4,500 shares held in two trusts of which Dr. Malozemoff is the co-trustee, 181,200 shares subject to outstanding stock options and 5,000 shares subject to certain restrictions on transfer and a repurchase right in favor of American Superconductor.
(14) Includes 50,000 shares subject to outstanding stock options and 10,000 shares subject to certain restrictions on transfer and a repurchase right in favor of American Superconductor.
(15) Includes 14,600 shares subject to outstanding stock options and 2,000 shares subject to certain restrictions on transfer and a repurchase right in favor of American Superconductor.
(16) Includes 11,600 shares subject to outstanding stock options and 2,000 shares subject to certain restrictions on transfer and a repurchase right in favor of American Superconductor.
(17)  Includes 10,800 shares subject to outstanding stock options.
(18) Includes 1,031,700 shares subject to outstanding stock options and 54,000 shares subject to certain restrictions on transfer and a repurchase right in favor of American Superconductor.

                         DESCRIPTION OF CAPITAL STOCK

Common Stock

   Our authorized capital stock consists of 50,000,000 shares of common stock, $.01 par value per share. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of funds legally available therefor. Upon our liquidation, dissolution or winding-up, holders of our common stock are entitled to receive ratably our net assets available for distribution after the payment of all our debts and other liabilities. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Rights Plan

   In October 1998, we adopted a Rights Plan. Under the Rights Plan, we distributed one common stock purchase right as a dividend on each outstanding share of our common stock. The rights will expire on October 30, 2008, unless the rights are redeemed or exchanged before that time. Each right entitles the holder to purchase one share of our common stock at an exercise price of $60.00 per right, subject to adjustment.

   The rights will be exercisable only if a person or group has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock or commences a tender or exchange offer that would result in that person or group owning 15% or more of the outstanding shares of our common stock. If any person or group becomes the beneficial owner of 15% or more of the shares of our common stock, except in a tender or exchange offer for all shares at a fair price as determined by the outside members of our Board of Directors, each right not owned by the 15% stockholder will entitle its holder to purchase that number of shares of our common stock which equals the exercise price of the right dividend by one-half of the market price of our common stock at the date of the occurrence of the event. In addition, if we are involved in a merger or other business combination transaction with another entity in which we are not the surviving corporation or in which our common stock is changed or converted, or if we sell or transfer 50% or more of our assets or earning power to another entity, each right will entitle its holder to purchase that number of shares of common stock of that other entity which equals the exercise price of the right divided by one-half of the market price of that common stock at the date of the occurrence of the event. We will generally be entitled to redeem the rights at $.001 per right at any time until the tenth business day following public announcement that a 15% stock position has been acquired and in specified other circumstances.

   The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or entity that attempts to acquire us on terms not approved by our Board of Directors, except under the terms of an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our Board of Directors since we may redeem the rights at $.001 per right.

Delaware Anti-Takeover Law

   We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or unless the interested stockholder acquired at least 85% of the corporation's voting stock (excluding shares held by designated stockholders) in the transaction in which it became an interested stockholder. A "business combination" includes mergers, assets sales and other transactions resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within the previous three years did own, 15% or more of the corporation's voting stock.

Director and Officer Protection

   Our certificate of incorporation and by-laws contain provisions which provide for the indemnification and limitation of liability of directors and officers. Our by-laws provide that, in general, we shall indemnify each of our directors and officers against liabilities incurred by reason of the fact that such person was a director or officer of American Superconductor if such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of American Superconductor. Our certificate of incorporation also provides that our directors may not be held personally liable to American Superconductor or our stockholders for monetary damages for a breach of fiduciary duty, except in specified circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law. However, such limitation of liability would not apply to violations of the federal securities laws, nor does it limit the availability of nonmonetary relief in any action or proceeding against a director.

Transfer Agent

   The transfer agent for our common stock is American Stock Transfer & Trust Company.

                                 UNDERWRITING

   We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, CIBC World Markets Corp. and FleetBoston Robertson Stephens Inc. are the representatives of the underwriters. Subject to the terms and conditions set forth in the
underwriting agreement dated       , we have agreed to sell to the
underwriters, and the underwriters have severally agreed to purchase from us the number of shares of common stock listed next to their respective names in the following table. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, and that the underwriters are committed to purchase all of such shares of common stock if any are purchased. However, the underwriters are not obligated to purchase the shares covered by the underwriters' over-allotment option described below.

                                                                       Number of
      Underwriter                                                       Shares
      -----------                                                      ---------
      Banc of America Securities LLC..................................
      CIBC World Markets Corp. .......................................
      FleetBoston Robertson Stephens Inc..............................
                                                                       ---------
        Total......................................................... 3,000,000
                                                                       =========

   The underwriters initially propose to offer the common stock to the public on the terms set forth on the cover page of this prospectus. The underwriters
may allow to selected dealers a concession of not more than $    per share,
and the underwriters may allow, and such dealers may reallow, a concession of
not more than $    per share to certain other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters. The shares of common stock are offered subject to receipt and acceptance by the underwriters, and to other conditions, including the right to reject an order in whole or in part. The underwriters may offer the common stock through a selling group.

   We have granted an option to the underwriters, exercisable during the 30-day period after the date of this prospectus, to purchase up to a maximum of 450,000 shares of common stock to cover over-allotments, if any, at the same price as the 3,000,000 shares to be purchased by the underwriters. To the extent that the underwriters exercise this option, each of the underwriters will be committed, subject to certain conditions, to purchase such additional shares of common stock in approximately the same proportion as set forth in the table above. The underwriters may purchase these shares of common stock only to cover over-allotments made in connection with the offering.

   The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                               Paid by
                                                       American Superconductor
                                                       -----------------------
                                                                      Full
                                                       No Exercise  Exercise
                                                       ----------- -----------
   Per share..........................................  $           $
   Total..............................................  $           $

   The underwriting agreement provides that American Superconductor will indemnify the underwriters and their controlling persons against liabilities, including civil liabilities, under the Securities Act of 1933, or will contribute to payments the underwriters may be required to make in respect of these liabilities.

   American Superconductor, its directors, executive officers and some other stockholders have entered into lock-up agreements with the underwriters. Under those agreements, American Superconductor and those holders of stock, options or warrants may not, without the prior written consent of Banc of America Securities LLC (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock currently or hereafter owned either of record or beneficially by them, or publicly announce the intention to do any of the foregoing, for a period commencing on the date of this prospectus and continuing through the close of trading on the date 90 days after such date. The restrictions described above do not apply to any bona fide gift of stock to a person or entity that agrees in writing to be bound by the same terms as the grantor. Banc of America Securities LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to those lock-up agreements.

   In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include:

  . short sales;

  . stabilizing transactions; and

  . purchases to cover positions created by short sales.

   Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

   The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

   The underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock, including:

  . over-allotment;

  . stabilization;

  . syndicate covering transactions; and

  . imposition of penalty bids.

   As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter-market or otherwise.

   In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, under the Securities Exchange Act of 1934, as amended, during the business day before the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when purchase limits are exceeded.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon by Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell.

                                    EXPERTS

   The audited financial statements included in this prospectus, except as they relate to Superconductivity, Inc. for the twelve months ended December 31, 1996, have been audited by PricewaterhouseCoopers LLP, independent accountants, and insofar as they relate to Superconductivity, Inc. for the twelve months ended December 31, 1996, by Smith & Gesteland LLP, independent accountants, whose reports thereon appear in this prospectus. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

   We file reports, proxy statements, and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

   This prospectus is part of a registration statement that we have filed with the SEC. The registration statement contains more information than this prospectus regarding our company and our common stock, including exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from its Internet site.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

   The SEC requires that we incorporate into this prospectus information that we file with the SEC in other documents. This means that we disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporated by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus:

  . our Annual Report on Form 10-K for the fiscal year ended March 31, 1999;

  . our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 1999, September 30, 1999 and December 31, 1999;

  . the description of our common stock contained in the Registration
    Statement on Form 8-A filed on November 5, 1991; and

  . the Current Report on Form 8-K, filed on January 24, 2000.

   You may request a copy of these documents, which will be provided at no cost, by contacting us at Two Technology Drive, Westborough, Massachusetts 01581, telephone (508) 836-4200.

                      AMERICAN SUPERCONDUCTOR CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants.........................................   F-2

Report of Independent Certified Public Accountants........................   F-3

Consolidated Balance Sheets as of March 31, 1998 and 1999 and December 31,
 1999 (unaudited).........................................................   F-4

Consolidated Statements of Operations for the years ended March 31, 1997,
 1998 and 1999 and the nine months ended December 31, 1998 and 1999
 (unaudited)..............................................................   F-5

Consolidated Statements of Cash Flows for the years ended March 31, 1997,
 1998 and 1999 and the nine months ended December 31, 1998 and 1999
 (unaudited)..............................................................   F-6

Consolidated Statements of Stockholders' Equity for the years ended March
 31, 1997, 1998 and 1999..................................................   F-7

Notes to Consolidated Financial Statements................................   F-8

Notes to Interim Consolidated Financial Statements........................  F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of American Superconductor Corporation:

   In our opinion, the accompanying consolidated balance sheets as of March 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999 present fairly, in all material respects, the consolidated financial position of American Superconductor Corporation (the "Company") at March 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management: our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Superconductivity, Inc., a wholly-owned subsidiary, for the 12 months ended December 31, 1996, which statements reflect net revenues constituting 32% of consolidated net revenue for the year ended March 31, 1997. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Superconductivity, Inc. is based solely on the report of the other auditors. We conducted our audit of these statements in accordance with generally accepted auditing standards, which requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Boston, Massachusetts
May 11, 1999

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Superconductivity, Inc.
Middleton, Wisconsin

   We have audited the accompanying balance sheet of Superconductivity, Inc., as of December 31, 1996, and the related statements of operations, shareholders' equity (deficit), and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Superconductivity, Inc., as of December 31, 1995, and for the year then ended, were audited by other auditors whose report dated February 29, 1996, expressed an unqualified opinion on those statements.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superconductivity, Inc., as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. We have not audited the financial statements of Superconductivity, Inc. for any period subsequent to December 31, 1996.

                                             /s/ Smith & Gesteland, LLP

Madison, Wisconsin
February 7, 1997

                      AMERICAN SUPERCONDUCTOR CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                March 31,
                                        --------------------------
                                                                    December 31,
                                            1998          1999          1999
                                        ------------  ------------  ------------
                ASSETS                                              (unaudited)
 Current assets:
   Cash and cash equivalents..........  $  1,842,142  $ 24,969,142  $  7,500,549
   Accounts receivable................     2,991,635     4,099,211     5,419,010
   Inventory..........................     3,229,973     5,024,552     7,989,260
   Prepaid expenses and other current
    assets............................       545,428       538,485       621,248
                                        ------------  ------------  ------------
 Total current assets.................     8,609,178    34,631,390    21,530,067
 Property and equipment:
   Equipment..........................    12,502,756    15,159,313    19,624,272
   Furniture and fixtures.............       946,630     1,243,894     1,324,657
   Leasehold improvements.............     1,980,090     2,657,188     2,673,532
                                        ------------  ------------  ------------
                                          15,429,476    19,060,395    23,622,461
 Less: accumulated depreciation.......   (11,006,576)  (12,945,765)  (14,403,430)
                                        ------------  ------------  ------------
 Property and equipment, net..........     4,422,900     6,114,630     9,219,031
 Long-term marketable securities......     6,167,030     6,602,829     6,843,821
 Long-term accounts receivable........           --            --      1,875,000
 Net investment in sales-type lease...       345,940       287,110       279,110
 Other assets.........................         6,167       494,344       817,057
                                        ------------  ------------  ------------
 Total assets.........................  $ 19,551,215  $ 48,130,303  $ 40,564,086
                                        ============  ============  ============

 LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
   Accounts payable and accrued
    expenses..........................  $  3,333,462  $  4,171,948  $  5,389,848
   Deferred revenue...................       187,285           --      1,583,883
   Current portion of long-term debt..        29,609           --            --
                                        ------------  ------------  ------------
 Total current liabilities............     3,550,356     4,171,948     6,973,731
 Long-term debt (less current por-
  tion)...............................     3,141,793           --            --
 Commitments (Note 10)
 Stockholders' equity:
   Common stock, $.01 par value
    Authorized shares--50,000,000;
    issued and outstanding--
    11,756,793, 15,378,656 and
    15,628,150 at March 31, 1998,
    March 31, 1999 and December 31,
    1999, respectively................       117,568       153,787       156,282
   Additional paid-in capital.........    87,961,911   134,030,618   136,125,045
   Deferred warrant costs.............    (1,328,446)   (1,018,391)     (732,761)
   Accumulated other comprehensive
    income (loss).....................           (92)       10,392       (73,420)
   Accumulated deficit................   (73,891,875)  (89,218,051) (101,884,791)
                                        ------------  ------------  ------------
 Total stockholders' equity...........    12,859,066    43,958,355    33,590,355
                                        ------------  ------------  ------------
 Total liabilities and stockholders'
  equity..............................  $ 19,551,215  $ 48,130,303  $ 40,564,086
                                        ============  ============  ============

   The accompanying notes are an integral part of the consolidated financial statements.

                            AMERICAN SUPERCONDUCTOR

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       Nine Months Ended
                                  Year Ended March 31,                   December 31,
                             1997          1998          1999          1998          1999
                         ------------  ------------  ------------  ------------  ------------
                                                                   (unaudited)   (unaudited)
Revenues:
  Contract revenue...... $  6,867,444  $  9,273,901  $  9,238,013  $  6,854,899  $  8,712,050
  Product sales and
   prototype development
   contracts............    2,936,567     5,013,008     1,888,426       818,714     1,069,569
  Rental/other revenue..      746,546       841,903       130,863       100,148        53,610
                         ------------  ------------  ------------  ------------  ------------
    Total revenues......   10,550,557    15,128,812    11,257,302     7,773,761     9,835,229
Costs and expenses:
  Costs of revenue .....   10,577,376    14,332,712    12,020,623     8,293,914     9,898,198
  Research and
   development..........    8,477,365     8,641,102    10,409,414     7,491,248     8,999,343
  Selling, general and
   administrative.......    4,290,500     4,910,102     6,078,243     4,977,920     4,481,563
                         ------------  ------------  ------------  ------------  ------------
    Total costs and
     expenses...........   23,345,241    27,883,916    28,508,280    20,763,082    23,379,104
Merger related fees.....     (710,105)     (154,744)          --            --            --
Interest income.........    1,177,386       781,599     1,921,373     1,528,361       871,203
Interest expense........     (356,366)     (238,625)       (9,827)       (9,827)          --
Fees--terminated trans-
 action.................     (669,627)          --            --            --            --
Other income (expense),
 net....................      (23,777)      (11,314)       13,256        11,947         5,932
                         ------------  ------------  ------------  ------------  ------------
Net loss................ $(13,377,173) $(12,378,188) $(15,326,176) $(11,458,840) $(12,666,740)
                         ============  ============  ============  ============  ============
Net loss per common
 share
  Basic................. $      (1.27) $      (1.06) $      (1.01) $      (0.76) $      (0.82)
                         ============  ============  ============  ============  ============
  Diluted............... $      (1.27) $      (1.06) $      (1.01) $      (0.76) $      (0.82)
                         ============  ============  ============  ============  ============
Weighted average number
 of common shares
 outstanding
  Basic.................   10,497,643    11,658,034    15,131,679    15,052,153    15,464,834
                         ============  ============  ============  ============  ============
  Diluted...............   10,497,643    11,658,034    15,131,679    15,052,153    15,464,834
                         ============  ============  ============  ============  ============

   The accompanying notes are an integral part of the consolidated financial statements.

                      AMERICAN SUPERCONDUCTOR CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Nine Months Ended
                                   Year ended March 31,                   December 31,
                          ----------------------------------------  --------------------------
                              1997          1998          1999          1998          1999
                          ------------  ------------  ------------  ------------  ------------
                                                                    (unaudited)   (unaudited)
Cash flows from
 operating activities:
 Net loss...............  $(13,377,173) $(12,378,188) $(15,326,176) $(11,458,840) $(12,666,740)
 Adjustments to
  reconcile net loss to
  net cash used by
  operations:
  Merger with AET.......           --        (90,569)          --            --            --
  Forgiveness of notes
   receivable...........       206,744       349,368           --            --            --
  Depreciation and
   amortization.........     1,983,531     2,113,617     1,939,189     1,369,586     1,529,176
  Write down of
   inventory and
   equipment............       444,538           --            --            --            --
  Loss (gain) on
   disposals of
   property and
   equipment............        (9,697)       24,569           --            --            --
  Deferred compensation
   expense..............        25,480        25,480           --            --            --
  Deferred warrant
   costs................        79,613       260,679       328,263       241,371       334,813
  Stock compensation
   expense..............           --         90,842       204,511       173,312        96,962
  Interest accrued on
   convertible
   debentures...........       230,746           --            --            --            --
  Changes in operating
   asset and liability
   accounts:
   Accounts receivable..    (1,343,043)     (462,031)   (1,107,576)     (567,591)   (3,194,799)
   Inventory............      (973,571)      159,289    (1,794,579)   (1,643,703)   (2,964,708)
   Prepaid expenses and
    other current
    assets..............       (73,592)     (205,631)        6,943      (360,085)      (82,763)
   Accounts payable and
    accrued expenses....           --     (1,877,010)      838,486      (457,769)    1,217,900
   Note payable-line of
    credit..............     2,082,137      (875,000)          --
   Deferred revenue.....       625,978    (1,974,510)     (187,285)     (187,285)    1,583,883
                          ------------  ------------  ------------  ------------  ------------
 Net cash used by
  operating activities..   (10,098,309)  (14,839,095)  (15,098,224)  (12,891,004)  (14,146,276)
Cash flows from
 investing activities:
  Notes receivable......       (82,815)      (18,951)          --            --            --
  Repayment of notes
   receivable...........       100,000        53,190           --            --            --
  Purchase of property
   and equipment........    (1,451,142)   (2,889,245)   (3,613,900)   (2,421,534)   (4,571,403)
  Purchase of long-term
   marketable
   securities...........           --     (3,000,000)     (442,334)     (290,026)     (315,467)
  Sale of long-term
   marketable
   securities...........     6,730,101    12,455,443           --            --
  Net investment in
   sales-type lease.....           --       (345,940)       58,830        77,000         8,000
  Decrease (increase)
   in other assets......       (37,130)       35,861      (488,177)     (481,867)     (394,224)
                          ------------  ------------  ------------  ------------  ------------
 Net cash provided by
  (used in) investing
  activities............     5,259,014     6,290,358    (4,485,581)   (3,116,427)   (5,273,094)
Cash flows from
 financing activities:
  Payments on notes
   payable..............      (131,049)     (643,819)      (29,609)      (29,609)          --
  Proceeds from notes
   payable..............         5,000           --            --            --            --
  Payments on long-term
   debt.................           --          4,693    (3,141,793)   (3,141,793)          --
  Proceeds from 10%
   convertible
   debentures...........     1,200,000           --            --            --            --
  Net proceeds from
   issuance of common
   stock................        89,097    10,453,045    45,882,207    45,882,461     1,950,777
                          ------------  ------------  ------------  ------------  ------------
 Net cash provided by
  financing activities..     1,163,048     9,813,919    42,710,805    42,711,059     1,950,777
Net increase (decrease)
 in cash and cash
 equivalents............    (3,676,247)    1,265,182    23,127,000    26,703,628   (17,468,593)
Cash and cash
 equivalents at
 beginning of year......     4,261,051       584,804     1,842,142     1,842,142    24,969,142
Effect of SI's excluded
 results................           --         (7,844)          --            --            --
                          ------------  ------------  ------------  ------------  ------------
Cash and cash
 equivalents at end of
 year...................  $    584,804  $  1,842,142  $ 24,969,142  $ 28,545,770  $  7,500,549
                          ============  ============  ============  ============  ============
Supplemental schedule of
 cash flow information:
 Cash paid for
  interest..............  $    125,620  $    135,906  $    119,789  $    119,789  $        --
 Noncash issuance of
  common stock..........           --   $    165,954  $    204,511  $    173,312  $     96,962

   The accompanying notes are an integral part of the consolidated financial statements.

                      AMERICAN SUPERCONDUCTOR CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       Common Stock
                    -------------------  Additional                Deferred        Other                        Total
                    Number of    Par      Paid-in      Deferred    Contract    Comprehensive  Accumulated   Stockholders
                      Shares    Value     Capital    Compensation    Costs     Income (Loss)    Deficit        Equity
                    ---------- -------- ------------ ------------ -----------  ------------- -------------  -------------
Balance at March
 31, 1996.........  10,422,996 $104,230 $ 75,663,526   $(50,960)  $       --     $ (57,368)  $ (45,879,546) $  29,779,882
Exercise of stock
 options..........      82,122      821       88,275        --            --           --              --          89,096
Amortization of
 deferred
 compensation.....         --       --           --      25,480           --           --              --          25,480
Deferred warrant
 costs............         --       --       636,878        --       (636,878)         --              --             --
Amortization of
 deferred warrant
 costs............         --       --           --         --         79,613          --              --          79,613
Unrealized loss on
 investments......         --       --           --         --            --       (81,691)            --         (81,691)
Translation
 adjustment.......         --       --           --         --            --       (14,494)            --         (14,494)
Net loss..........         --       --           --         --            --           --      (13,377,173)   (13,337,173)
                    ---------- -------- ------------   --------   -----------    ---------   -------------  -------------
Balance at March
 31, 1997.........  10,505,118  105,051   76,388,679    (25,480)     (557,265)    (153,553)    (59,256,719)    16,500,713
Exercise of stock
 options..........     166,794    1,668      511,385        --            --           --              --         513,053
Investment by
 EDF..............   1,000,000   10,000    9,929,994        --            --           --              --       9,939,994
Merger with AET...      68,306      683        9,317        --            --           --         (100,569)       (90,569)
Stock compensation
 expense..........       9,075       91       90,751        --            --           --              --          90,842
Amortization of
 deferred
 compensation.....         --       --           --      25,480           --           --              --          25,480
Deferred warrant
 costs............         --       --       953,638        --       (953,638)         --              --               0
Amortization of
 deferred warrant
 costs............         --       --         3,035        --        182,457          --              --         185,492
Exercise of
 warrants.........       7,500       75       75,112        --            --           --              --          75,187
Unrealized gain on
 investments......         --       --           --         --            --       176,367             --         176,367
Cumulative
 translation
 adjustment.......         --       --           --         --            --       (22,906)            --         (22,906)
Effect of SI's
 excluded
 results..........         --       --           --         --            --           --       (2,156,399)    (2,156,399)
Net loss..........         --       --           --         --            --           --      (12,378,188)   (12,378,188)
                    ---------- -------- ------------   --------   -----------    ---------   -------------  -------------
Balance at March
 31, 1998.........  11,756,793  117,568   87,961,911        --     (1,328,446)         (92)    (73,891,875)    12,859,066
Exercise of stock
 options..........      99,976    1,000      266,250        --            --           --              --         267,250
Secondary public
 offering of
 common stock.....   3,504,121   35,041   45,579,916        --            --           --              --      45,614,957
Stock compensation
 expense..........      17,766      178      204,333        --            --           --              --         204,511
Amortization of
 deferred warrant
 costs............         --       --        18,208        --        310,055          --              --         328,263
Unrealized loss on
 investments......         --       --           --         --            --        (6,535)            --          (6,535)
Cumulative
 translation
 adjustment.......         --       --           --         --            --        17,019             --          17,019
Net loss..........         --       --           --         --            --           --     (15,326,176)   (15,326,176)
                    ---------- -------- ------------   --------   -----------    ---------   -------------  -------------
Balance at March
 31, 1999.........  15,378,656 $153,787 $134,030,618   $    --    $(1,018,391)   $  10,392   $ (89,218,051) $  43,958,355
                    ========== ======== ============   ========   ===========    =========   =============  =============

   The accompanying notes are an integral part of the consolidated financial statements.

                      AMERICAN SUPERCONDUCTOR CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The following Notes to Consolidated Financial Statements reference the Balance Sheets as of March 31, 1999 and 1998, the Consolidated Statements of Operations for the Years Ended March 31, 1999, 1998 and 1997, the Consolidated Statements of Cash Flows for the Years Ended March 31, 1999, 1998 and 1997, and the Consolidated Statements of Stockholders' Equity for the Years Ended March 31, 1999, 1998 and 1997, which have been audited. Notes unique to the Interim Consolidated Financial Statements for the unaudited periods including the Balance Sheet as of December 31, 1999, the Consolidated Statements of Operations for the Nine Months Ended December 31, 1999 and 1998, and the Consolidated Statements of Cash Flows for the Nine Months Ended December 31, 1999 and 1998 immediately follow these notes and are listed as Notes to Interim Consolidated Financial Statements.

1. Nature of the Business

   American Superconductor Corporation (the "Company"), which was formed on April 9, 1987, develops and commercializes high temperature superconducting ("HTS") wire, wire products and systems, including current leads, multistrand conductors, electromagnetic coils, and electromagnets and subsystems comprising electromagnetics integrated with appropriate cooling systems. The focus of the Company's development and commercialization efforts is on electrical equipment for use by electric utilities and industrial users of electrical power. For large-scale applications, the Company's development efforts are focused on power transmission cables, motors, transformers, generators and fault current limiters. In the area of power quality, the Company is focused on marketing and selling commercial low temperature superconducting magnetic energy storage ("SMES") devices, on development and commercialization of new SMES products, and on development of power electronic subsystems and engineering services for the power quality marketplace. The Company operates in two business segments.

   The Company has devoted a significant part of its efforts to research and development. The Company has recorded contract revenue related to research and development contracts of $9,238,013, $9,273,901 and $6,867,444 for the fiscal years ended March 31, 1999, 1998 and 1997, respectively. As discussed in Note 11, a significant portion of this contract revenue relates to development contracts with two companies, Pirelli Cavi E Sistemi S.p.A. ("Pirelli") and Electricite de France ("EDF"), who (through affiliated companies) are stockholders of the Company. Included in costs of revenue are research and development expenses of approximately $7,335,000, $7,494,000 and $5,322,000 for the fiscal years ended March 31, 1999, 1998, and 1997, respectively. Selling, general and administrative expenses also included as costs of revenue for the fiscal years ended March 31, 1999, 1998 and 1997, were approximately $2,741,000, $3,394,000 and $2,186,000, respectively.

2. Summary of Significant Accounting Policies

   A summary of the Company's significant accounting policies follows:

 Basis of Presentation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances are eliminated. As described more fully in Note 3, on April 8, 1997, the Company acquired Superconductivity, Inc. ("SI") through the merger of a wholly owned subsidiary of the Company into SI. These consolidated financial statements have been prepared following the pooling of interests method of accounting and reflect the combined financial position, operating results and cash flows of the Company and SI as if they had been combined for all periods presented. Prior to the merger, SI's fiscal year end was December 31. Effective with the merger, SI's fiscal year end was changed to March 31 to conform with the Company's fiscal year end. The audited results of SI's operations for the twelve month period ended

                      AMERICAN SUPERCONDUCTOR CORPORATION

December 31, 1996 are included in the Company's results of operations for the fiscal year ended March 31, 1997. As a result, SI's results of operations for the quarter ended March 31, 1997 are not included in the consolidated statements of operations. Additionally, SI's cash flow activity for the three months ended March 31, 1997 is listed as "Effect of SI's excluded results" on the Consolidated Statement of Cash Flows to account for the difference in the beginning cash and cash equivalents between December 31, 1996 and March 31, 1997. In the quarter ended March 31, 1997, SI recorded revenues of $262,295 and incurred a net loss of $2,156,399 which included merger expenses of $1,457,054.

   On July 31, 1997 the Company completed a transaction in which the Company acquired all the outstanding stock of Applied Engineering Technologies, Ltd. ("AET"). The transaction has been accounted for under the pooling of interests method of accounting. Due to the immaterial effect on the accompanying consolidated financial statements, the prior periods have not been adjusted to reflect the effect on the combined financial position, operating results and cash flows of the Company.

   Certain prior year amounts have been reclassified to be consistent with current year presentation.

 Cash Equivalents

   The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of government obligations, short-term certificates of deposit and repurchase agreements.

 Accounts Receivable

   Due to scheduled billing requirements specified under certain contracts, a portion of the Company's accounts receivable balance at March 31, 1999 and 1998 was unbilled. The unbilled portion included in the accounts receivable balance was approximately $1,695,000 or 41% of total accounts receivable and $1,611,000 or 54% of total accounts receivable at March 31, 1999 and 1998, respectively. The Company expects the unbilled balance at March 31, 1999 to be billed in the first quarter of next year.

 Long-term Marketable Securities

   Long-term marketable securities, with original maturities of more than 12 months when purchased, consist primarily of U.S. Treasury Notes and a U.S. government agency security. These marketable securities are stated at amortized cost plus accrued interest which approximates fair value. Interest income is accrued as earned.

 Inventories

   Inventories are stated at the lower of cost (determined on a first-in first-out basis) or market.

 Property and Equipment

   Equipment and furniture and fixtures are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which range from 3 to 7 years. Leasehold improvements are recorded at cost and amortized over the shorter of the useful life of the improvement or the remaining term of the lease. Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or other disposition of assets, the costs and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in income.

                      AMERICAN SUPERCONDUCTOR CORPORATION

 Other Assets

   Other assets at March 31, 1999 and 1998 consisted of the following:

                                                                1999     1998
                                                              -------- --------
       Licenses.............................................. $590,747 $340,747
       Patents...............................................  274,485      --
       Deposits..............................................   15,734    6,167
                                                              -------- --------
                                                               880,966  346,914
       Less: accumulated amortization........................  386,622  340,747
                                                              -------- --------
                                                              $494,344 $  6,167
                                                              ======== ========

   Licenses and patents are amortized to expense on a straight-line basis over periods not exceeding 7 years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value.

   Effective March 31, 1998, the Company signed an agreement with Lucent Technologies, Inc. ("Lucent") granting the Company a royalty-bearing, non-exclusive, worldwide license for superconductor wire under Lucent's portfolio of high temperature superconductor patents and patent applications. The license runs from March 31, 1998 until the expiration of the last-to-expire patent in the portfolio.

 Revenue Recognition

   The Company has entered into contracts to perform research and development (see Note 11). Revenues from these contracts and prototype development contracts are recognized utilizing the percentage of completion method, measured by the relationship of costs incurred to total contract costs. Costs include direct engineering and development costs and applicable overhead. The Company generally recognizes its revenue on product sales upon shipment, or, for certain programs, on the percentage of completion method of accounting. Customer deposits are recorded as deferred revenue until the related sales are recognized. The Company rents equipment to customers on a monthly basis and recognizes rental income as it is earned.

 Research and Development Costs

   Research and development costs are expensed as incurred.

 Income Taxes

   Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each fiscal year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized. No current or deferred income taxes have been provided because of the net operating losses incurred by the Company since its inception.

 Computation of Net Loss per Common Share

   The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" effective for the quarter ended December 31, 1997. SFAS No. 128 requires presentation of basic earnings

                      AMERICAN SUPERCONDUCTOR CORPORATION
per share ("EPS") and, for companies with complex capital structures, diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes dilution and is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares include the effect of the exercise of stock options and warrants. For the years ended March 31, 1999, 1998 and 1997, common equivalent shares of 655,843, 736,249 and 688,589, respectively, were not included in the calculation of diluted EPS as they were considered antidilutive. The Company has restated net loss per share for all periods presented in the accompanying consolidated financial statements to reflect net loss per share on both a basic and a diluted basis.

 Foreign Currency Translation

   The functional currency of the Company's foreign subsidiary is the local currency. The assets and liabilities of this operation are translated into U.S. dollars at the exchange rate in effect at the balance sheet date and income and expense items are translated at average rates for the period. Cumulative translation adjustments are excluded from net loss and shown as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in the net loss and have not been material to date.

 Risks and Uncertainties

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

   The Company invests its cash and cash equivalents with high-credit, quality financial institutions and invests primarily in investment grade-marketable securities, including, but not limited to, government obligations, repurchase agreements and money market funds.

   The Company's accounts receivable are comprised mostly of amounts owed by government agencies and some commercial companies. The Company does not require collateral or other security to support customer receivables. The Company believes any credit losses will not be material.

3. The Merger

   In April 1997, the Company completed a transaction (the "Merger") with SI. This transaction, in which the Company acquired all of the outstanding stock of SI by means of a merger of a subsidiary of the Company into SI, was accounted for as a pooling of interests. The merger was effected through the exchange of 942,961 shares of the Company's common stock for all of the issued and outstanding shares of SI, based on a merger exchange ratio of 0.3292 shares of the Company's common stock for each share of SI common stock.

   All fees and expenses related to the merger were expensed as required under the pooling of interests accounting method. Charges of $75,767 in fiscal 1998 and $710,105 in fiscal 1997 have been recorded in the consolidated statement of operations reflecting merger expenses incurred in the respective period. SI incurred merger expenses of $1,457,054 in the quarter ended March 31, 1997. As noted in Note 2, SI's results of operations for the quarter ended March 31, 1997 are not included in the Company's consolidated statement of operations. Merger expenses consist principally of financial advisory, legal and accounting fees.

                      AMERICAN SUPERCONDUCTOR CORPORATION

   Combined and separate results of the Company and SI for the period preceding the merger were as follows (in thousands):

                                                     ASC       SI     Combined
                                                   --------  -------  --------
      Year ended March 31, 1997
        Revenues.................................. $  7,175  $ 3,376  $ 10,551
        Net loss.................................. $(10,422) $(2,955) $(13,377)

4. Long-term Marketable Securities

   Long-term marketable securities at March 31, 1999 and 1998 consisted of the following:

   U.S. government and government agency securities

                                                              1999       1998
                                                           ---------- ----------
      Aggregate Cost...................................... $6,576,658 $6,134,324
      Fair Value.......................................... $6,602,829 $6,167,030
      Gross Unrealized Gain............................... $   26,171 $   32,706

   The Company's long-term marketable securities are classified as available-for-sale securities and, accordingly, are recorded at amortized cost plus accrued interest which approximates fair value. The difference between cost and fair value is included in stockholders' equity. All of these securities mature in one to three years.

5. Inventories

   Inventories at March 31, 1999 and 1998 consisted of the following:

                                                              1999       1998
                                                           ---------- ----------
      Raw materials....................................... $1,754,654 $  743,016
      Work-in-progress....................................  1,843,323  2,388,705
      Finished goods......................................  1,426,575     98,252
                                                           ---------- ----------
                                                           $5,024,552 $3,229,973
                                                           ========== ==========

6. Accounts payable and accrued expenses

   Accounts payable and accrued expenses at March 31, 1999 and 1998 consisted of the following:

                                                             1999       1998
                                                          ---------- ----------
      Accounts payable................................... $2,921,028 $1,935,528
      Accrued executive bonus............................    274,009     98,808
      Accrued expenses...................................    562,020    979,626
      Accrued vacation...................................    414,891    319,500
                                                          ---------- ----------
                                                          $4,171,948 $3,333,462
                                                          ========== ==========

                      AMERICAN SUPERCONDUCTOR CORPORATION

7. Long-term Debt

   Long-term debt at March 31, 1998 consisted of the following:

                                                                         1998
                                                                      ----------
      Subordinated notes, interest payable semiannually at 7%,
       due April 1999...............................................  $3,141,793
      Note payable to ABB Power T & D Company Inc., interest payable
       monthly at 7.5%, with principal due April 1998...............      29,609
                                                                      ----------
                                                                       3,171,402
      Less amount due within one year...............................      29,609
                                                                      ----------
                                                                      $3,141,793
                                                                      ==========

   The Company's subordinated notes were retired following the completion of the public offering during April 1998 (See Note 9).

8. Income Taxes

   The reconciliation between the statutory federal income tax rate and the Company's effective income tax rate is shown below.

                                                               March 31
                                                            ------------------
                                                            1999   1998   1997
                                                            ----   ----   ----
     Statutory federal income tax rate..................... (34)%  (34)%  (34)%
     State income taxes, net federal benefit...............  (6)%   (6)%   (6)%
     Nondeductible expenses................................   1 %    1 %    1 %
     Research & development credit.........................  (4)%   (1)%   (1)%
     Valuation allowance...................................  43 %   40 %   40 %
                                                            ---    ---    ---
     Effective income tax rate.............................   0 %    0 %    0 %
                                                            ===    ===    ===

The principal components of the Company's deferred tax liabilities and assets were the following:

                                                             March 31
                                                      ------------------------
                                                         1999         1998
                                                      -----------  -----------
     Deferred tax assets:
       Net operating loss carryforward............... $32,815,000  $28,298,000
       Research and development and other credits....   2,597,000    2,349,000
       Depreciation and other........................    995, 000      911,000
       Valuation allowance........................... (36,407,000) (31,558,000)
                                                      -----------  -----------
     Net.............................................          --           --
                                                      ===========  ===========

   At March 31, 1999 the Company had available for federal income tax purposes net operating loss carryforwards of approximately $84,601,000, which expire in years 2005 through 2018. This includes approximately $16,284,000 of SI acquired net operating losses which begin to expire in 2003 and their utilization by the Company will be subject to annual limitations. Research and development and other credit carryforwards amounting to approximately $2,597,000 are available to offset federal and state income taxes and expire in years 2005 through 2018. Under current tax law, the utilization of net operating loss carryforwards may be subject to annual limitations in the event of certain changes in ownership.

                      AMERICAN SUPERCONDUCTOR CORPORATION

9. Stockholders' Equity

   In April 1997, the Company entered into a strategic alliance agreement with an affiliate of EDF under which that affiliate purchased one million shares of the Company's common stock at $10 per share.

 The Offering

   On April 22, 1998 the Company completed a public offering of 3,504,121 shares of its common stock and received net proceeds (before deducting offering expenses) of $46,114,000, of which approximately $3,142,000 was used to retire the Company's subordinated notes.

 Stock-Based Compensation Plans

   The Company has adopted the disclosure only option under Statement of Financial Accounting Standards (SFAS) 123 "Accounting for Stock-Based Compensation" as of March 31, 1997. Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. Consistent with the method of SFAS 123, the Company's net loss and net loss per share would have increased to the pro forma amounts indicated below:

                                    For the fiscal years ended March 31,
                                  --------------------------------------------
                                                    1999      1998      1997
                                                  --------  --------  --------
Net loss (in thousands).......... As reported...  $(15,326) $(12,378) $(13,377)
                                  Pro forma.....  $(17,960) $(13,725) $(14,095)
Loss per share...................  As reported..  $  (1.01) $  (1.06) $  (1.27)
                                   Pro forma....  $  (1.19) $  (1.18) $  (1.34)

   The pro forma amounts include the effects of all activity under the Company's stock-based compensation plans since April 1, 1996. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants; a weighted average risk free interest rate of 5.3%, 5.6% and 6.4% in fiscal 1999, fiscal 1998 and fiscal 1997, respectively; expected stock price volatility of 60% for fiscal 1999, 50% for fiscal 1998 and 45% for fiscal 1997; no dividends; and a weighted average life of the options of 5 years. The weighted average fair value of options granted during fiscal 1999, fiscal 1998 and fiscal 1997 was $7.36 per share, $5.74 per share and $5.02 per share, respectively. The above amounts may not be indicative of future expense because amounts are recognized over the vesting period and the Company expects it will have additional grants and related activity under these plans in the future.

   The Company has six stock option plans including three Directors' Plans. The stock option plans (the "Plans") include the 1987 Stock Plan (the "1987 Plan"), the 1993 Stock Option Plan (the "1993 Plan"), the 1996 Stock Incentive Plan (the "1996 Plan"), the 1991 Director Stock Option Plan (the "1991 Director Plan"), the 1994 Director Stock Option Plan (the "1994 Director Plan"), and the 1997 Director Stock Option Plan (the "1997 Director Plan"). The Plans are administered by the Compensation Committee of the Board of Directors and permit the Company to sell or award common stock or to grant stock options for the purchase of common stock.

   The Plans provide for the issuance of incentive stock options and non-qualified stock options to purchase the Company's common stock. In the case of incentive stock options, the exercise price shall be equal to at least the fair market value of the common stock, as determined by the Board of Directors, on the date of grant. The 1991, 1994 and 1997 Director Plans are stock option plans for members of the Board of Directors who are not also employees of the Company ("outside directors"). The 1997 Director Plan provides for the automatic grant

                      AMERICAN SUPERCONDUCTOR CORPORATION
of stock options for the purchase of common stock by outside directors at an exercise price equal to fair market value at the grant date. No further grants may be made under the 1987 Plan, the 1991 Director Plan or the 1994 Director Plan.

   Options granted under the Plans generally become exercisable in equal annual increments over a four or five year period and expire 10 years from the date of grant or from two to three months after termination of employment.

   The following table summarizes information about stock options outstanding at March 31, 1999.

    Outstanding                                         Exercisable
---------------------                  ---------------------------------------------
Range of    Number    Weighted Average                    Number
Exercise  Outstanding    Remaining     Weighted Average Exercisable Weighted Average
 Price    at 3/31/99  Contractual Life  Exercise Price  at 3/31/99   Exercise Price
--------  ----------- ---------------- ---------------- ----------- ----------------
$ 0.76 -
   4.65        2,619        1.3             $ 1.38           2,619       $1.38
  4.65 -
   9.30      399,391        4.4               8.01         316,591        7.84
  9.30 -
  13.94    2,051,770        8.0              11.42         576,940       11.23
 13.94 -
  18.58      396,516        5.0              16.84         352,567       16.95
 18.58 -
  22.67      385,230        5.1              21.25         314,340       21.22
           ---------                                     ---------
$ 0.76 -
  22.67    3,235,526                                     1,563,057
           =========                                     =========

   The following table summarizes the information concerning currently outstanding and exercisable options:

                                      Weighted average   Number
                            Shares     Exercise Price  Exercisable
                           ---------  ---------------- -----------
Outstanding at March 31,
 1996..................... 1,992,755       $14.21         652,885
  Granted.................   766,650        10.43
  Exercised...............   (74,880)        1.11
  Canceled................  (138,860)       17.49
Outstanding at March 31,
 1997..................... 2,545,665       $13.28         896,895
  Granted.................   576,450        10.56
  Exercised...............  (166,794)        1.81
  Canceled................  (330,831)       17.93
Outstanding at March 31,
 1998..................... 2,624,490       $12.63       1,215,883
  Granted.................   765,550        12.08
  Exercised...............   (99,976)        2.67
  Canceled................   (54,538)       11.51
Outstanding at March 31,
 1999..................... 3,235,526       $12.82       1,563,057
                                                        ---------
Available for grant at
 March 31, 1999...........                              1,664,789
                                                        =========

 Stock Purchase Warrants

   The Company recorded an increase to additional paid-in capital and a corresponding charge to deferred warrant costs of approximately $336,000 in January 1998 related to the issuance of stock purchase warrants for 250,500 shares of common stock at an exercise price of $10.20 per share which become exercisable over a five-year period following the date of grant. These warrants were granted in consideration of ongoing financial services being provided to the Company. Expense related to these warrants was approximately $67,000 and $17,000 for the fiscal years ended March 31, 1999 and 1998, respectively.

                      AMERICAN SUPERCONDUCTOR CORPORATION

10. Commitments

   The Company rents its headquarters in Westborough, Massachusetts, under an operating lease, which expires in May 2003. The Company also rents operating facilities near Madison, Wisconsin, under two leases which expire on December 31, 2003. The Company has an option to extend these leases for additional five-year periods. Under all leases the Company pays for real estate taxes, certain insurance coverage and operating expenses.

   In October 1992, the Company entered into a five-year collaborative technology development agreement with Superlink Joint Venture ("Superlink"). In October 1997, the Company extended the technology development agreement with Superlink for an additional six-year period through September 2003, with payments totaling $220,000 due the first year and payments of $300,000 due each year for the next five years. The Company has the right to terminate this agreement under certain conditions.

   Rent expense under the leases mentioned above and research and development expenses related to the technology agreement with Superlink Joint Venture were as follows:

                                                      1999      1998     1997
                                                   ---------- -------- --------
      Rent expense................................ $1,154,000 $531,546 $520,850
                                                   ---------- -------- --------
      Research and development expenses........... $  220,000 $260,593 $135,480
                                                   ---------- -------- --------

   Minimum future lease and license fee commitments at March 31, 1999 were as follows:

                                                         Total
                                                       ---------
         For the years ended March 31
           2000....................................... 1,285,874
           2001....................................... 1,285,874
           2002....................................... 1,285,874
           2003....................................... 1,285,874
           2004.......................................   420,436

11. Research and Development Agreements

   In fiscal 1998, the Company entered into four-year research and development contracts with Asea Brown Boveri (ABB) and EDF, an affiliate of whom is a stockholder of the Company, to develop HTS wire for power transformers. The agreements, both of which expire on March 31, 2001 (subject to earlier termination by either party), obligate ABB and EDF to each pay an aggregate of $5 million to the Company. Through March 31, 1999, ABB had paid the Company $3,300,000 and EDF had paid the Company $3,400,000. In March 1996, the Company extended its development contract with Pirelli, a stockholder of the Company, to jointly develop high temperature superconducting cable wires. The Company recorded revenues under these contracts as follows:

                                                   1999       1998       1997
                                                ---------- ---------- ----------
      Inco.....................................         --         -- $  825,000
      Pirelli.................................. $2,000,000 $2,500,000  2,500,000
      ABB......................................  1,025,000  1,275,000  1,000,000
      EDF......................................  1,600,000  1,800,000         --
                                                ---------- ---------- ----------
                                                $4,625,000 $5,575,000 $4,325,000
                                                ========== ========== ==========

                      AMERICAN SUPERCONDUCTOR CORPORATION

   Future funding commitments under these contracts are $4,050,000 over the next three years, $1,700,000 from ABB, $1,600,000 from EDF, and $750,000 from Pirelli. At March 31, 1999, $375,000 due under the development contract with Pirelli was included in Accounts Receivable.

   In March 1996, the Company entered into a new strategic alliance with the Electric Power Research Institute (EPRI) to develop and commercialize a possible next-generation HTS wire. In March 1996, under the first phase of the agreement, the Company granted a warrant for 100,000 shares of common stock to EPRI, which becomes exercisable over a five-year period following the date of grant. In March 1998, under the second phase of the agreement, the Company granted to EPRI another warrant to purchase 110,000 shares of common stock of the Company, which become exercisable over the next five years. The Company will receive exclusive license rights to intellectual property from EPRI. This agreement is subject to early termination if certain conditions are not met. The Company recorded an increase to additional paid-in capital and a corresponding charge to deferred contract costs of $618,000 and $637,000 in fiscal 1998 and 1997, respectively, relating to these warrants. Warrant expense related to these agreements was approximately $243,000, $166,000 and $80,000 for the fiscal years ended March 31, 1999, 1998 and 1997, respectively.

12. Cost sharing arrangements

   The Company has entered into several cost-sharing arrangements with various agencies of the United States government. Funds paid to the Company under these agreements are used to directly offset the Company's research and development and selling, general and administrative expenses and to purchase capital equipment. The Company recorded costs and funding under these agreements of $4,325,000 and $1,953,000, respectively, for fiscal 1999, of $3,139,000 and $1,771,000, respectively, for fiscal 1998 and $3,197,000 and
$1,706,000, respectively, for fiscal 1997. At March 31, 1999, total funding received to date under these agreements was $10,583,000. Future funding expected to be received under existing agreements is approximately $2,718,000 over the next three years subject to continued future funding allocations.

13. Related Party Transactions

   In fiscal 1995 the Company made a series of loans to an officer of the Company in the aggregate amount of $671,000 including accrued interest. The Compensation Committee of the Board of Directors forgave $206,700 and $104,800 in fiscal years 1997 and 1996, respectively, of principal and accrued interest of the loans. In addition, the officer repaid $100,000 of principal in November 1996. The Company has recorded compensation expense of $349,400 in fiscal 1998 as a result of the forgiveness of the remaining principal and interest on the loan by the Compensation Committee on May 14, 1998.

14. Employee Benefit Plans

   The Company has implemented two deferred compensation plans under Section 401(k) of the Internal Revenue Code. Any contributions by the Company are discretionary. The company instituted a stock match program in July 1998 under which the Company matched 25% of the first 4% of eligible contributions to the plan. The Company recorded expense of $80,575 and a corresponding charge to additional paid-in capital related to this program. No contributions were made in fiscal 1998 or 1997. The Company does not have post-retirement or post-employment benefit plans.

15. Write down of inventory and equipment

   A provision was recorded for certain work-in-process inventory of $445,000 for the year ended March 31, 1997. This provision was recorded due to the inventory not meeting required performance specifications. This provision was included in costs of revenue for the year ended March 31, 1997.

                      AMERICAN SUPERCONDUCTOR CORPORATION

16. Comprehensive Loss

   The Company has adopted Statement of Financial Accounting Standard No. 130, "Reporting Comprehensive Income", which requires that an entity include in total comprehensive income certain amounts which were previously recorded directly to stockholders' equity.

   The Company's comprehensive loss was as follows:

                                         1999          1998          1997
                                     ------------  ------------  ------------
      Net Loss...................... $(15,326,176) $(12,378,188) $(13,377,173)
      Other comprehensive income
       (loss).......................       10,484       153,461       (96,185)
                                     ------------  ------------  ------------
        Total comprehensive loss.... $(15,315,692) $(12,224,727) $(13,473,358)
                                     ============  ============  ============

Other comprehensive income (loss) represents changes in foreign currency translation and unrealized gains and losses on investments.

17. Business Segment Information

   The Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), as of March 31, 1999. Prior year information was restated in conformity with this accounting standard. The Company has two reportable business segments as defined by FAS 131--the High Temperature Superconducting ("HTS") business segment and the Superconducting Magnetic Energy Storage ("SMES") business segment.

   The HTS business segment develops and commercializes HTS wire, wire products and systems. The focus of this segment's development effort is on power transmission cables, motors, transformers, generators and fault current limiters for large-scale applications.

   The SMES business segment is focused on marketing and selling commercial low temperature SMES devices, on development and commercialization of new SMES products, and on development of power electronic subsystems and engineering services for the power quality and reliability marketplace

   The operating segment results for the HTS and SMES business segments are as follows:

     Revenues                              1999          1998          1997
     --------                          ------------  ------------  ------------
       HTS............................ $  9,747,580  $ 11,566,207  $  7,174,487
       SMES...........................    1,509,722     3,562,605     3,376,070
                                       ------------  ------------  ------------
         Total........................ $ 11,257,302  $ 15,128,812  $ 10,550,557
                                       ============  ============  ============
     Operating Income (loss)               1999          1998          1997
     -----------------------           ------------  ------------  ------------
       HTS............................ $(12,004,738) $(10,085,217) $(10,860,218)
       SMES...........................   (5,246,240)   (2,669,887)   (1,934,466)
                                       ------------  ------------  ------------
         Total........................ $(17,250,978) $(12,755,104) $(12,794,684)
                                       ============  ============  ============

                      AMERICAN SUPERCONDUCTOR CORPORATION

   The segment assets for the HTS and SMES business segments are as follows:

                                                            1999        1998
                                                         ----------- -----------
       HTS.............................................. $42,288,549 $15,729,294
       SMES.............................................   5,841,754   3,821,921
                                                         ----------- -----------
         Total.......................................... $48,130,303 $19,551,215
                                                         =========== ===========

   The accounting policies of the business segments are the same as those described in Note 2.

18. New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

   Statement 133 is effective for fiscal years beginning after June 15, 1999. In June 1999, FASB issued an exposure draft to defer the effective date to fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance. Statement 133 cannot be applied retroactively. Statement 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1997 (and, at the company's election, before January 1, 1998). The Company's management believes the impact on its financial statements of adopting Statement 133 will be immaterial.

   In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes criteria for determining which costs of developing or obtaining internal-use computer software should be charged to expense and which should be capitalized. The SOP is effective for fiscal years beginning after December 15, 1998, and establishes criteria for capitalizing certain internal use software costs. The Company's management believes the impact on its financial statements of adopting SOP 98-1 will be immaterial.

                      AMERICAN SUPERCONDUCTOR CORPORATION

              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

   The following Notes are unique to the Interim Consolidated Financial Statements for the unaudited periods including the Balance Sheet as of December 31, 1999, the Consolidated Statements of Operations for the Nine Months Ended December 31, 1999 and 1998, and the Consolidated Statements of Cash Flows for the Nine Months Ended December 31, 1999 and 1998.

1. Nature of the Business

   American Superconductor Corporation (the "Company"), which was formed on April 9, 1987, is a world leader in developing and manufacturing products using superconducting materials for electric power applications. The focus of the Company's development and commercialization efforts is on electrical equipment for use by electric utilities and industrial users of electrical power. For large-scale applications, the Company's development efforts are focused on high temperature superconducting ("HTS") power transmission cables, motors, transformers, generators and fault current limiters. In the area of industrial power quality and transmission network power reliability, the Company is focused on marketing and selling commercial low temperature superconducting magnetic energy storage ("SMES") devices and on development and commercialization of new SMES products. The Company operates in two business segments.

   The Company derives a substantial portion of its revenue from research and development contracts. A significant portion of this contract revenue relates to development contracts with Pirelli and EDF who (through affiliated companies) are stockholders of the Company.

   Included in costs of revenue are research and development expenses related to externally funded development contracts of approximately $6,460,000 and $5,165,000 for the nine months ended December 31, 1999 and 1998, respectively. Selling, general and administrative expenses included as costs of revenue were approximately $3,297,000 and $2,067,000 for the nine months ended December 31, 1999 and 1998, respectively.

2. Basis of Presentation

   The accompanying consolidated financial statements are unaudited and have been prepared in accordance with generally accepted accounting principles. Certain information and footnote disclosure normally included in the Company's annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results for the interim periods ended December 31, 1999 and 1998 and the financial position at December 31, 1999.

   The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the fiscal year. It is suggested that these interim consolidated financial statements be read in conjunction with the audited consolidated financial statements for the year ended March 31, 1999 which are contained in the Company's Annual Report on Form 10-K for the year ended March 31, 1999.

   Certain prior year amounts have been reclassified to be consistent with current year presentation.

3. Net Loss Per Common Share

   The Company adopted SFAS No. 128, "Earnings Per Share" effective December 28, 1997. SFAS No. 128 requires presentation of basic EPS and, for companies with complex capital structures, diluted EPS. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted

                      AMERICAN SUPERCONDUCTOR CORPORATION

              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

average number of common shares outstanding for the period. Diluted EPS includes dilution and is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares include the effect of the exercise of stock options. For the nine months ended December 31, 1999 and 1998, common equivalent shares of 3,391,891 and 203,849 were not included for the calculation of diluted EPS as they were considered antidilutive.

4. Cost-Sharing Agreements

   The Company received funding under government cost-sharing agreements with the Department of Energy of approximately $1,446,000 and $1,293,000 for the nine months ended December 31, 1999 and 1998, respectively. This funding was used to directly offset research and development and selling, general and administrative expenses.

5. Comprehensive Loss

   The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", which requires that an entity include in total comprehensive income certain amounts which were previously recorded directly to stockholders' equity.

   The Company's comprehensive loss was as follows:

                                                        Nine Months Ended
                                                          December 31,
                                                    --------------------------
                                                        1999          1998
                                                    ------------  ------------
      Net loss..................................... $(12,666,740) $(11,458,840)
      Other comprehensive income...................      (83,812)       39,895
                                                    ------------  ------------
        Total comprehensive loss................... $(12,750,552) $(11,418,945)
                                                    ============  ============

Other comprehensive income represents changes in foreign currency translation and unrealized gains and losses on investments.

6. Business Segment Information

   The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), as of March 31, 1999. Prior year information was restated in conformity with this accounting standard. The Company has two reportable business segments as defined by FAS 131--the HTS business segment and the SMES business segment.

   The HTS business segment develops and commercializes HTS wire, wire products and systems. The focus of this segment's development efforts is on HTS wire for power transmission cables, motors, transformers, generators and fault current limiters for large-scale applications.

   The SMES business segment is focused on marketing and selling commercial low temperature SMES devices, on development and commercialization of new SMES products, and on development of power electronic subsystems and engineering services for industrial power quality and transmission network reliability applications.

                      AMERICAN SUPERCONDUCTOR CORPORATION

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

   The operating segment results for the HTS and SMES business segments were as follows:

                                                   Nine Months Ended December
                                                               31
                                                   ----------------------------
                                                       1999           1998
                                                   -------------  -------------
      Revenues
      --------
        HTS....................................... $   9,249,385  $   7,673,613
        SMES......................................       585,844        100,148
                                                   -------------  -------------
          Total................................... $   9,835,229  $   7,773,761
                                                   =============  =============

      Operating Income (loss)
      -----------------------
        HTS....................................... $  (8,512,629) $  (9,061,180)
        SMES......................................    (5,031,246)    (3,928,141)
                                                   -------------  -------------
          Total................................... $ (13,543,875) $ (12,989,321)
                                                   =============  =============

   The segment assets for the HTS and SMES business segments were as follows:

                                                       December
                                                       31, 1999   March 31, 1999
                                                      ----------- --------------
      HTS............................................ $29,987,073  $42,288,549
      SMES...........................................  10,577,013    5,841,754
                                                      -----------  -----------
        Total........................................ $40,564,086  $48,130,303
                                                      ===========  ===========

The accounting policies of the business segments are the same as those described in Note 2.

                   [Graphics appearing on inside back cover:

       Three pictures of traditional copper wire alongside HTS wire, with the caption, "Today, three strands of our HTS wire carry the same current as eight strands did in 1995
        and as much current as a conventional copper wire 100
                            times larger."

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             3,000,000 Shares


American Superconductor LOGO Appears Here

                               ----------------

                                   Prospectus

                                      , 2000

                               ----------------


                         Banc of America Securities LLC

                               CIBC World Markets

                               Robertson Stephens


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     SEC Registration Fee.............................................. $24,421
     NASD Filing Fee...................................................   9,750
     Nasdaq National Market Fee........................................  17,500
     Blue Sky Fees and Expenses*.......................................  10,000
     Accounting Fees and Expenses*.....................................  50,000
     Legal Fees*....................................................... 125,000
     Printing and Mailing Expenses*.................................... 130,000
     Miscellaneous*....................................................  33,329
                                                                        -------
       Total........................................................... 400,000

--------

   * Estimated

Item 15. Indemnification of Directors and Officers.

   Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

   Article V of the Registrant's By-laws provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) shall be indemnified by the Registrant against expenses (including attorneys' fees) incurred in connection with the defense or settlement of any action or suit by or in the right of the Registrant by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification shall be made with respect to any such matter as to which such director or officer shall have been adjudged to be liable to the Registrant, unless and only to the extent that a court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Registrant upon receipt of an undertaking by the director or officer to repay such amount if the Registrant ultimately determines that he is not entitled to indemnification.

   Indemnification shall be made by the Registrant upon a determination that the applicable standard of conduct required for indemnification has been met and that indemnification of a director or officer is proper. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action, or (b) if such a quorum is not obtainable, or if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders of the Registrant.

   Article V of the Registrant's By-laws further provides that the indemnification provided therein is not exclusive, and provides that to the extent the Delaware General Corporation Law is amended or supplemented,
Article V shall be amended automatically and construed so as to permit indemnification and advancement of expenses to the fullest extent permitted by such law.

   Article EIGHTH of the Registrant's Certificate of Incorporation provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, provided, that a director shall remain liable (i) for any breach of such director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intention misconduct or a knowing violation of law, (iii) for participation in a Board of Directors' action authorizing an unlawful dividend or unlawful stock purchase or redemption under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which such director derived an improper personal benefit.

   The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for the indemnification by the Underwriter of directors and certain officers of the Registrant against certain liabilities.

   The Registrant has a directors and officers liability insurance policy covering certain liabilities that may be incurred by its directors and officers.

   Certain of the Registrant's directors are indemnified against certain liabilities that may incur in their capacities as directors by the investment funds with which they are affiliated.

Item 16. Exhibits.

   **1.1  -- Form of Underwriting Agreement
             Restated Certificate of Incorporation of American Superconductor,
  ***4.1  -- as amended to date
    *4.2  -- By-laws of American Superconductor, as amended to date
   **5.1  -- Opinion of Hale and Dorr LLP
    23.1  -- Consent of PricewaterhouseCoopers LLP
    23.2  -- Consent of Smith & Gesteland, LLP
  **23.3  -- Consent of Hale and Dorr LLP (included in Exhibit 5.1)
 ***24.1  -- Power of Attorney

--------

  * Incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 33-43647).

 **To be filed by amendment.

***Previously filed.

Item 17. Undertakings.

   (1) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section'13(a) or section'15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registrant Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (3) The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

   (4) The undersigned Registrant hereby undertakes that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Westborough, Commonwealth of Massachusetts, on the 3rd day of February 2000.

                                     AMERICAN SUPERCONDUCTOR CORPORATION

                                     By:

                                                    /s/ Gregory J. Yurek


                                         --------------------------------------
                                                      Gregory J. Yurek
                                                   Chairman of the Board,
                                               President and Chief Executive
                                                          Officer


   Pursuant to the requirements of the Securities Act of 1933, Amendment No. 1 to this Registration Statement has been signed by the following persons in the capacities indicated as of the 3rd day of February, 2000.

Signature                                 Title
---------                                 -----

         /s/ Gregory J. Yurek             Chairman of the Board, President and
______________________________________    Chief Executive Officer (principal
           Gregory J. Yurek               executive officer)

        /s/ Stanley D. Piekos             Vice President, Corporate
______________________________________    Development, Chief Financial
          Stanley D. Piekos               Officer, Treasurer and Secretary
                                          (principal financial officer)

          /s/ Thomas M. Rosa              Chief Accounting Officer, Corporate
______________________________________    Controller and Assistant Secretary
            Thomas M. Rosa                (principal accounting officer)

                  *                       Director
______________________________________
       Albert J. Baciocco, Jr.



                  *                       Director
______________________________________
             Frank Borman

                  *                       Director
______________________________________
            Peter O. Crisp

                  *                       Director
______________________________________
            Richard Drouin

                  *                       Director
______________________________________
            Gerard Menjon

                  *                       Director
______________________________________
         Andrew G.C. Sage, II

                  *                       Director
______________________________________
         John B. Vander Sande

*By:  /s/ Stanley D. Piekos
  ------------------------------

Stanley D. Piekos Attorney-in-Fact

                                 EXHIBIT INDEX

   **1.1  -- Form of Underwriting Agreement
             Restated Certificate of Incorporation of American Superconductor,
  ***4.1  -- as amended to date
    *4.2  -- By-laws of American Superconductor, as amended to date
   **5.1  -- Opinion of Hale and Dorr LLP
    23.1  -- Consent of PricewaterhouseCoopers LLP
    23.2  -- Consent of Smith & Gesteland, LLP
  **23.3  -- Consent of Hale and Dorr LLP (included in Exhibit 5.1)
 ***24.1  -- Power of Attorney (appears on page II-4)

--------

  * Incorporated by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 33-43647).

 ** To be filed by amendment.

*** Previously filed.